                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
         -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
         -----                          -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
         -----                          -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

This Report on Form 6-K includes materials that make reference and relate in part to certain proposed issuances of securities by ALSTOM. The securities mentioned in these materials have not been and will not be registered under the
United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act.

These materials are not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.

ENCLOSURES:

Press release dated May 25, 2004,  "ALSTOM Signs Long-Term Service Agreement for
Muara Tawar Power Station in Indonesia"

Press  release  dated  May  26,  2004,  "Board  Changes  at  ALSTOM  -  Proposed
Appointment of Pascal Colombani"

Press release dated May 26, 2004 "Full-Year Results 2003/04 (1st April 2004-31st
March 2004)"

Consolidated Financial Statements for Fiscal Year 2003/2004

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                ALSTOM

Date: May 28, 2004                          By: /s/ Philippe Jaffré
                                                -------------------------------
                                                Name:   Philippe Jaffré
                                                Title:  Chief Financial Officer

                                                                     25 May 2004

                  ALSTOM SIGNS LONG-TERM SERVICE AGREEMENT FOR
                     MUARA TAWAR POWER STATION IN INDONESIA

ALSTOM has signed a  long-term  service  agreement  (LTSA) for six years,  worth about 110 million euros, with PT Pembangkitan Jawa Bali (PJB).

The agreement includes the supply of new and reconditioned  turbine hot gas path components  for the Muara Tawar power  station.  The LTSA,  which  covers  major inspections of the gas turbines also includes the cooperation in outage planning and  technology  issues  and will help PJB  ensure the  efficient  and  economic operation and maintenance of the existing plant.

The Muara  Tawar  power  station,  which is  located  about 20 km from  downtown
Jakarta,  consists  of one  combined  cycle  KA13E2-3  (block 1) and two further
GT13E2 gas turbines in single cycle  operation  forming  block 2. It has a total electricity output of 950 MW.

PJB is one of the Electricity  Generation Company in Java and Bali, which is the
subsidiary  from  PT  PLN,   Indonesian  State  owned  company  for  Electricity
Generation and Distribution.

Press relations:       G. Tourvieille/S. Gagneraud
                       (Tel. +33 1 47 55 23 15)
                       internet.press@chq.alstom.com

Investor relations:    E. Chatelain
                       (Tel. +33 1 47 55 25 33)
                       investor.relations@chq.alstom.com

PRESS INFORMATION

                                                                     26 May 2004

                           BOARD CHANGES AT ALSTOM -
                    PROPOSED APPOINTMENT OF PASCAL COLOMBANI

The Board of ALSTOM  has  proposed  the  appointment  of Pascal  Colombani  as a
Director  of the  Board.  A  resolution  relative  to his  appointment  will  be submitted for shareholders'  approval at the Shareholders' Meeting to be held on second call on 9 July 2004.

Mr.  Colombani is  currently  Associate  Director of A.T.  Kearney,  Paris,  the
management  consulting firm, and a non-executive  director of British Energy. He is also a member of the French Academy of Technology.

M.  Colombani  was a member of  several  Boards of  Directors  in recent  years, including  France Telecom  (1998-2000),  Electricité de France  (2000-2003)  and
Areva (2001-2003), where he was Chairman of the Supervisory Board.

He held  several  management  positions  at  Schlumberger  in the USA and France
(1978-1992),  in Brussels  (1993-1995) and in Japan (1995-1997),  before joining the French  Ministry  of Research as  Director  of  Technology  (1998-1999)  and
heading the Atomic Energy Commission of France (2000-2002).

Press relations:       S. Gagneraud / G. Tourvieille
                       (Tél. +33 1 47 55 25 87)
                       internet.press@chq.alstom.com

Investor relations:    E. Chatelain
                       (Tél. +33 1 47 55 25 33)
                       Investor.relations@chq.alstom.com

PRESS INFORMATION

                         COMPREHENSIVE FINANCING PACKAGE

                            FULL-YEAR RESULTS 2003/04
                        1ST APRIL 2003 - 31ST MARCH 2004

COMPREHENSIVE FINANCING PACKAGE IN ADVANCED NEGOTIATION
    o  Equity to be strengthened by between €1.8 - €2.5 bn
        > Conversion into equity of €300 m subordinated bonds held by the
          French State
        > New capital increase of between €1.5 - €2.2 bn
          - rights issue of between €1.0 - €1.2 bn
          - debt-to-equity swap of between €500 m - €1.2  bn
    o  Extension of bonding capacity aimed at covering commercial needs for next
       2 years
    o  ALSTOM's current scope of activities confirmed: additional disposals representing €1.5 bn in sales will not affect remaining activities
    o  Shareholding structure stabilised: French State to become important minority shareholder pending the Group's recovery
    o  Package subject to European Commission approval (formal decision expected end-June 2004)

FULL-YEAR RESULTS 2003/04
|_| OPERATING MARGIN IN LINE WITH GUIDANCE
    o  Orders received: €16.5 bn, up 1% from fiscal year 2002/03 on a comparable basis, with strong rebound in the second half (+34%)
    o  Sales: €16.7 bn, down 10% from fiscal year 2002/03 on a comparable basis
    o  Operating margin at 1.8%, hit by exceptional charges
    o  Implementation of major restructuring and overhead reduction plans

|_| HEAVY NET LOSS DUE TO LOW OPERATING INCOME, HIGH FINANCIAL AND EXCEPTIONAL
    RESTRUCTURING EXPENSES, WRITE-DOWN OF DEFERRED TAX ASSETS
    o  Exceptional restructuring (€655 m) and financial (€460 m) COSTS
    o  Net loss of €1,836 m
    o  Nominal value of the share to be reduced from €1.25 to €0.35 subject to shareholder approval

|_| FREE CASH FLOW IN LINE WITH GUIDANCE; FURTHER DEBT REDUCTION
    o  Negative free cash flow of €1,007 m, after cash outflow of €766 m for
       GT24/GT26
    o  Economic debt reduced to €3.0 bn at 31 March 2004 from €4.9 bn at
       31 March 2003

PRESS INFORMATION

Commenting on the financing package and results, Patrick Kron, ALSTOM's Chairman
& Chief Executive Officer, said:

"We are currently working on a comprehensive  financing package,  which, subject to its  approval by the  European  Commission  and our  shareholders,  will give
ALSTOM the visibility and stability needed to progress towards recovery.

We worked  hard over the last year to refocus  the Group on its core  businesses and to build a base for better  profitability,  while  strengthening our balance sheet.  We made major progress on all these fronts,  which are essential for the success of our recovery plan. We are still facing three difficult  issues:  debt and  financial  expenses  are too  high;  we need  access  to  contract  bonding necessary  for our future  commercial  activity;  and we lack  stability  in our shareholder base which results in high volatility of the share price.

The financing package is designed to address these three issues.

A COMPREHENSIVE FINANCING PACKAGE

We aim at  syndicating  through our banks a new bonding  facility  which  should cover our  needs  for the next 2 years.  We  expect  our core  banks to  provide approximately  three-quarters  of these  needs;  discussions  on this  issue are on-going. The remainder would be proposed to other financial  institutions.  The participating  financial  institutions would be protected by a guarantee scheme, including  a first loss  guarantee  through a cash  collateral  of €700  million provided by ALSTOM and a second loss  guarantee of €1.3 billion  provided By the
French State and a group of banks.

We  target  strengthening  our  equity by  between  €1.8 - €2.5  billion  by the conversion  of the €300  million  20-year  bonds held by the French  State and a capital  increase of between  €1.5-€2.2  billion  which would be submitted to an
Annual General  Meeting to be called in July. This would comprise a rights issue of between  €1.0 - €1.2  billion  with  preferential  subscription  rights and a debt-to-equity  swap of  between  €500  million - €1.2  billion,  of which  €500 million is to be subscribed by the French State and the remainder on an optional basis by our banks.

The French  State would become an important  minority  shareholder  to accompany
ALSTOM's recovery through the conversion of its existing subordinated bonds into equity,  its  participation  in the rights issue and its intended  conversion of existing loans. It would have Board representation.

The European Commission is expected to render its decision on this package, when finalised,  before  the end of  June  2004,  and its  approval  is  obviously  a condition to implementation. This approval will also be conditional upon certain commitments  we will make including the sale of businesses  representing  around
10% of the current  scope of the Group;  these asset  sales,  however,  will not affect our remaining activities and should not impact our recovery plan.

PRESS INFORMATION

With a defined  portfolio,  strengthened  balance sheet and stable  shareholding structure after the entry of the French State in the Group's capital,  this plan would allow us to concentrate  fully on our operational  priorities:  to sharpen our  commercial  focus  and to  significantly  improve  operational  performance through more  effective  project  tendering and  execution  and  continued  cost reduction.

FISCAL YEAR 2003/04: UNDERLYING IMPROVEMENT DESPITE UNSATISFACTORY RESULTS

Our results for fiscal year 2003/04 are again unsatisfactory, with a net loss of
€1.8  billion and a negative  free cash flow of €1 billion.  I believe  that the legitimate  disappointment  at these results  should be mitigated by a review of the decisive  actions taken over this period which will  translate into benefits for the Group:

-    after the concerns over the Group's liquidity  problems were addressed last summer,  we saw a major  rebound in orders  taken in the second half of the year (+34% on a comparable  basis),  with margins entirely  consistent with the performance targets we have committed to;

-    our  GT24/GT26  issues are under  control and the action plans to deal with this past problem are proceeding to schedule.  The booking last December of our first GT26 gas turbine  order since we  identified  technical  problems with this  technology  in 2000  confirms  the  success  of our gas  turbine recovery programme and our return to the large gas turbine market;

-    we also made good headway on numerous other aspects of our action plan. All our restructuring and cost-reduction programmes are now well-advanced.  Our risk  management  processes  are  constantly  improving to ensure  stricter control of order intake and more effective project execution.

Of course,  we must clear some hurdles in the  short-term:  finalisation  of the financing package; the European Commission's  decision on the package,  expected by the end of June;  syndication  of the bonding lines and the submission of the capital increase for our shareholders' approval at an Extraordinary and Ordinary
General  Shareholders'  Meeting  scheduled to take place on 9 July; and finally, implementation of the financing package upon approval.

Following  implementation  of the financing  package,  our focus will remain the achievement of our operational  targets for 2005/06:  an operating  margin of 6%
and positive free cash flow.  Together with the new  management  team, I believe that this  package will provide a sound base from which to move forward and meet these objectives."

PRESS INFORMATION

COMPREHENSIVE FINANCING PACKAGE

o  SECURED  BONDING  FACILITY TO COVER OUR  COMMERCIAL  NEEDS FOR THE NEXT 18-24
   MONTHS
We intend to launch the syndication of a bonding facility  programme which would include a maximum outstanding amount of €8 billion. This programme would include the bonds issued under the bonding line of €3.5 billion  provided last summer by a  syndicate  of banks  and  counter  guaranteed  by a  French  State-guaranteed financial  institution and new bonds to be issued over the coming 2 years.  This programme is revolving:  any bond expiring  releases capacity to issue new bonds within the €8 billion limit. The bonds under this programme would benefit from a
€2 billion  guarantee package with €700 million  collateral  provided by ALSTOM, guarantees given By a French State-guaranteed  institution for €1.25 billion and the remainder by a group comprising our core banks.

We expect  these banks to  participate  in the  programme  for around 75% of the
Group's forecast  bonding needs for the next 2 years;  discussions on this issue are on-going. The remainder would be syndicated to other financial institutions.

o  CONVERSION INTO EQUITY OF €300 MILLION SUBORDINATED BONDS BY THE FRENCH STATE
Under the  financing  package  announced  in  September  2003,  the French State subscribed to €300 million of subordinated bonds reimbursable with shares with a
20-year maturity  (TSDDRA).  They will be  automatically  reimbursed with shares upon  approval by the  European  Commission,  giving the French  State an equity participation in ALSTOM of approximately 18.5%.

o  NEW CAPITAL  INCREASE AND  DEBT-TO-EQUITY  SWAP TO RAISE BETWEEN €1.5 BILLION
   - €2.2 BILLION
We intend to raise between €1.5 - €2.2 billion through a capital increase by way of a rights issue and a debt-to-equity swap as follows:

CAPITAL INCREASE OF BETWEEN €1- €1.2 BILLION
o  A new  capital  increase  of up to €1.2  billion  would  involve the issue of shares  with  preferential  subscription  rights  in  countries  where  it is practical  under  applicable  local law. The French State has  indicated  its
   readiness  to  subscribe  to  this  capital   increase  by  exercise  of  its
   preferential  subscription  rights - after  reimbursement  with shares of the
   TSDDRA - for approximately €185 million. We are in advanced negotiations with our core banks for the  underwriting  of €1 billion of the capital  increase, less the French State's part.

CONVERSION INTO EQUITY OF BETWEEN €500 MILLION - €1.2 BILLION OF EXISTING DEBT.

PRESS INFORMATION

o  The conversion of up to €500 million of  subordinated  bonds and loans issued by the French State ("TSDD",  "PSDD"), provided that its equity participation in ALSTOM does not exceed 31.5%.
o  The conversion  into equity,  to be proposed to our lenders,  of an aggregate maximum amount of existing debt of €700 million.

The maximum  amount  proposed  for  conversion  by our lenders  would be reduced accordingly should the rights issue exceed €1 billion.

Resolutions  regarding  the capital  increase  will be submitted for approval at
ALSTOM's Ordinary and Extraordinary  Annual General Meeting to be held on 9 July
2004.  The  timing,  terms and final  amount of the  capital  increase  would be decided by our Board of Directors, and would depend on market conditions and the willingness of our creditors to convert their debt.

o  COMMITMENTS INCLUDING ADDITIONAL ASSET DISPOSALS
To respond to the European Commission's  requirements,  we have committed not to make any significant acquisitions in the transport sector within Europe over the next four years and to dispose of  businesses  representing  approximately  €1.5 billion in sales.

Around 50% of this figure covers the following:
o  our freight locomotive business in Valencia, Spain;
o  our Transport Sector's activities in Australia and New Zealand; and
o  our  industrial  boilers  business,  which is part of our  Power  Environment
   Sector.

The remaining 50% covers other businesses which have not yet been identified and which will be disposed of within the next two years.

We have  agreed  that,  as part of our  international  development  in the Hydro business, we would enter into a 50-50 joint venture in the coming years.

Finally,  we  intend  to  implement,  within  the next  four  years,  industrial partnerships  to ensure our future  development;  this is  supported by both the
French State and the European Commission.

o  APPROVAL BY THE EUROPEAN COMMISSION

This  package  will be subject to European  Commission  approval.  A decision is expected before the end of June 2004, prior to our Annual General  Shareholders'
Meeting.

PRESS INFORMATION

--------------------------------------------------------------------------------
FULL-YEAR RESULTS 2003/04

SUMMARY OF RESULTS

--------------------------------------------------------------------------------
TOTAL                                 Year ended March               % Var.
ACTUAL FIGURES                                     ----------       March 04/
(IN € MILLION)                       2003         |   2004   |      March 03
                                    ------        |  ------  |      ---------
Orders received                     19,123        |  16,500  |        (14%)
Sales                               21,351        |  16,688  |        (22%)
Operating income                      (507)       |     300  |
Net income                          (1,432)       |  (1,836) |
Free Cash Flow (a)                    (265)       |  (1,007) |
Economic debt (b)                    4,918        |   3,000  |
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL                                 Year ended March               % Var.
COMPARABLE FIGURES (c)                             ----------       March 04/
(IN € MILLION)                       2003         |   2004   |      March 03
                                    ------        |  ------  |      ---------
Orders received                     16,366        |  16,500  |         (1%)
Sales                               18,531        |  16,688  |        (10%)
--------------------------------------------------------------------------------
(a) We define Free Cash Flow to mean Net cash  provided  by (used in)  operating activities  less  Capital  expenditures,  net  of  proceeds  from  disposals  of property,  plant and equipment  (excluding proceeds from the sale of real estate as part of our strategic plan) and increase  (decrease) in variation in existing receivables  considered as source of funding of our  operations.  However,  this measure is not a measurement of performance either under French or US GAAP.
(b) We define  Economic  debt to mean Net debt (or  Financial  debt net of short term investments and cash and cash  equivalents) plus cash proceeds from sale of trade receivables ("securitisation of existing receivables"). Economic debt does not represent our Financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding  indebtedness because trade receivables securitised are sold irrevocably and without recourse.
(c) Adjusted for changes in business composition and exchange rates

REBOUND OF ORDERS IN CHALLENGING MARKET CONDITIONS
Despite an  unfavourable  economic  climate,  markets  remained  buoyant in rail transport and sound in power  generation  service.  The new equipment  market in power,  however,  remained at historically low levels. New emissions regulations continue to drive needs for  environmental  control  equipment in Europe and the
US, and there is growing  demand for new boiler and hydro  equipment in Asia and
Latin America. The cruise-ship market remained weak.

Overall,  Group order intake was up 1% on a comparable  basis  against the prior year,  with a first  half down 23% on a  comparable  basis and the  second  half showing a strong  rebound in the level of orders  received (+34% on a comparable basis). The margins on these orders are consistent with our performance targets.
Major orders included three GT26 gas turbines in Spain and associated  services, a steam power plant in Saudi Arabia,  service contracts in the US and Brazil and orders for trams and metros across Europe and for  high-speed  tilting trains in
Italy.

PRESS INFORMATION

Sales  decreased  by 10% on a  comparable  basis as a result of the low level of orders booked last year.

The order backlog amounted to over €25.4 billion at 31 March 2004,  representing approximately 18 months of sales.  This year the book to bill ratio stands at 1, compared to 0.9 last year.

OPERATING INCOME AFFECTED BY LOWER SALES AND NON-RECURRING CHARGES
Operating income was €300 million,  or 1.8% of sales, due to a lower sales level leading to  underactivity  and exceptional  charges on US projects  amounting to
€102 million for our Transport Sector and €108 million for our Power Environment
Sector.

Stricter  control of terms and  conditions  and  margins in our order  intake is fully in place and  processes  to monitor the  execution  of large  projects are rigorously applied.

NET INCOME; REDUCTION OF THE NOMINAL VALUE OF SHARE

Net loss after goodwill amortisation was €1,836 million for fiscal year 2003/04, as a result of low operating income , high  restructuring  charges (€655 million versus €268  million in prior  year),  high  financial  expenses  (€460  million compared  with €270  million in fiscal  year  2002/03)  and tax  charges of €251 million (compared with tax income of €263 million in the prior year).

As a result  of a net  loss in our  statutory  accounts,  the  reduction  of the nominal  value  of the  share  from  €1.25  to  €0.35  will be  proposed  to our shareholders at the next Annual General Meeting.

FREE CASH FLOW: STRONGLY NEGATIVE DUE TO CASH OUTFLOWS ON GT24/GT26
In line  with our  previous  guidance,  free  cash  flow was  €(1,007)  million, reflecting scheduled cash outflows of €766 million relating to the GT24/GT26 gas turbines and higher restructuring and financial expenses. This was partly offset by the  improvement  in our  working  capital  following  the  rebound in orders received  during the second  half of the fiscal  year and  continued  efforts to reduce receivables and inventories.

Excluding  cash  outflow on the  GT24/GT26,  free cash flow was  positive in the second half.

ECONOMIC DEBT REDUCED BY APPROXIMATELY €2 BILLION
Economic  debt was €3,000  million at the end of March 2004 compared with €4,918 million at the end of March  2003.  This  primarily  reflects  the impact of the capital  increase and proceeds from the disposal  notably of our  Transmission &

PRESS INFORMATION

Distribution  activities and  Industrial  Turbines  businesses  during the year, partly offset by the negative free cash flow for the fiscal year.

PRESS INFORMATION

UPDATE ON GT24/GT26 GAS TURBINE ISSUES
The resolution of our GT24/GT26 issues is progressing satisfactorily.  Of the 80 machines,  74  are  now in  operation,  one is in  commissioning,  one is  under construction and one contract for four units which was previously  suspended has now been cancelled.

The machines in service are  demonstrating  good levels of reliability  and have accumulated  around 900,000  operating hours. We have reached  settlements on 64 units, with only twelve units subject to commercial dispute.  Our previous cases of customer litigation in court have been settled.

At  end-March  2004,  we  retained  €738  million of  provisions  related to the
GT24/GT26  issues,  assuming €234 million of mitigation.  At end-March  2003, we retained €1,655 million, assuming €454 million of mitigation.  Both numbers have thus been reduced significantly.

PRESS INFORMATION

SECTOR REVIEW*

POWER TURBO-SYSTEMS
--------------------------------------------------------------------------------
POWER TURBO-SYSTEMS                    Year ended 31 March         % Variation
ACTUAL FIGURES                                     ----------        March 04/
(IN € MILLION)                      2003          |   2004   |       March 03
                                   -------        |  ------- |       ---------
Order backlog                       3,445         |   2,940  |          (15%)
Orders received                     1,821         |   2,463  |           35%
Sales                               3,857         |   2,381  |          (38%)
Operating income                   (1,399)        |   (246)  |
Operating margin                   (36.3%)        | (10.3%)  |
EBIT                               (1,527)        |   (461)  |
Capital employed (a)                  n/a         | (1,232)  |
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
POWER TURBO-SYSTEMS                    Year ended 31 March          % Variation
COMPARABLE FIGURES                                 ----------         March 04/
(IN € MILLION)                       2003         |   2004   |        March 03
                                   -------        |  ------- |       ---------
Order backlog                       3,355         |   2,940  |          (12%)
Orders received                     1,732         |   2,463  |           42%
Sales                               3,659         |   2,381  |          (35%)
Operating income                   (1,275)        |   (246)  |
Operating margin                   (34.8%)        | (10.3%)  |
--------------------------------------------------------------------------------
(a) We define  capital  employed to mean net fixed assets,  plus current  assets
(excluding  net  amount  of  securitisation  of  existing   receivables),   less
provisions for risks and charges and current liabilities.  Capital employed does not represent current assets, as calculated under French GAAP.

Despite  difficult  conditions  linked  to the new  equipment  market  downturn, particularly  in the US,  orders  increased by 42% on a comparable  basis,  with recent positive signs of an upturn in Europe, the Middle East and Asian markets.
Sales on a comparable  basis  declined by 35%, in comparison  with the very high level achieved in the previous year.

The Sector's  operating margin remained strongly  negative,  at (10.3)%,  mainly because our cost structure is not yet in line with our current volume,  together with the impact of cost increases in the execution of certain turnkey contracts.

* only Sectors existing as of 31 March 2004 are discussed here below.

PRESS INFORMATION

POWER ENVIRONMENT

--------------------------------------------------------------------------------
POWER ENVIRONMENT                     Year ended 31 March          % Variation
ACTUAL FIGURES                                     -----------       March 04/
(IN € MILLION)                      2003          |   2004    |      March 03
                                   -------        |  -------  |      ---------
Order backlog                       3,863         |   3,508   |        (9%)
Orders received                     2,583         |   2,644   |         2%
Sales                               3,098         |   2,678   |       (14%)
Operating income                      224         |     (7)   |
Operating margin                     7.2%         |  (0.3%)   |
EBIT                                  107         |   (180)   |
Capital employed                      n/a         |     733   |
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
POWER ENVIRONMENT                     Year ended 31 March          % Variation
COMPARABLE FIGURES                                 -----------       March 04/
(IN € MILLION)                      2003          |   2004    |      March 03
                                   -------        |  -------  |      ---------
Order backlog                       3,761         |   3,508   |        (7%)
Orders received                     2,427         |   2,644   |         9%
Sales                               2,860         |   2,678   |        (6%)
Operating income                      203         |     (7)   |
Operating margin                     7.1%         |  (0.3%)   |
--------------------------------------------------------------------------------
The US market downturn continued to impact Power  Environment,  though there has been slight recovery. In Europe, the market remained active in certain areas, in particular,  Germany and Italy.  China continued to develop its power generation capacity at a fast pace, creating numerous opportunities  particularly for hydro equipment and boilers.

Orders increased by 9% on a comparable basis,  driven by a strong performance in the second half across all the Sector's businesses.  Sales fell 6% compared with fiscal year 2002/03 on a comparable basis.

As already  disclosed,  the Sector's operating margin, at (0.3%), was negatively impacted by the €108 million charge related to the revised cost to complete of a utility boiler contract in the US (Seward).

PRESS INFORMATION

POWER SERVICE

--------------------------------------------------------------------------------
POWER SERVICE                         Year ended 31 March          % Variation
ACTUAL FIGURES                                     ----------        March 04/
(IN € MILLION)                      2003          |   2004   |       March 03
                                   -------        |  ------- |       ---------
Order backlog                       2,793         |   3,107  |          11%
Orders received                     2,934         |   3,023  |           3%
Sales                               2,678         |   2,747  |           3%
Operating income                      403         |     417  |
Operating margin                    15.0%         |   15.2%  |
EBIT                                  304         |     227  |
Capital employed                      n/a         |   1,921  |
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
POWER SERVICE                        Year ended 31 March           % Variation
COMPARABLE FIGURES                                 ----------        March 04/
(IN € MILLION)                      2003          |   2004   |       March 03
                                   -------        |  ------- |       ---------
Order backlog                       2,707         |   3,107  |          15%
Orders received                     2,760         |   3,023  |          10%
Sales                               2,507         |   2,747  |          10%
Operating income                      371         |     417  |
Operating margin                    14.8%         |   15.2%  |
--------------------------------------------------------------------------------

The power service market remained sound, despite some price pressure.  Growth is expected due to expansion of the world's base of power generation  equipment and the need to modernise aging equipment,  while the trend to outsource service and maintenance continues.  Orders were strong in the US, Spain and Italy, while new long-term service agreements were signed notably in Asia.

Orders  received  were 10% higher  than in fiscal year  2002/03 on a  comparable basis.  Sales  increased  10% as  compared  with the  previous  fiscal year on a comparable basis due to stable growth in several European  countries,  including the UK, Italy and the  Netherlands,  and increased  volumes in the  Asia/Pacific region.

The Sector's  operating  margin was 15.2%,  broadly  stable as compared with the previous fiscal year (14.8%).

PRESS INFORMATION

TRANSPORT

--------------------------------------------------------------------------------
TRANSPORT                             Year ended 31 March          % Variation
ACTUAL FIGURES                                     ----------        March 04/
(IN € MILLION)                      2003          |   2004   |       March 03
                                   -------        |  ------- |       ---------
Order backlog                      14,676         |  14,321  |          (2%)
Orders received                     6,412         |   4,709  |         (27%)
Sales                               5,072         |   4,862  |          (4%)
Operating income                     (24)         |      64  |
Operating margin                   (0.5%)         |    1.3%  |
EBIT                                (113)         |   (189)  |
Capital employed                      738         |     360  |
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TRANSPORT                             Year ended 31 March          % Variation
COMPARABLE FIGURES                                 ----------        March 04/
(IN € MILLION)                      2003          |   2004   |       March 03
                                   -------        |  ------- |       ---------
Order backlog                      14,537         |  14,321  |          (1%)
Orders received                     6,065         |   4,709  |         (22%)
Sales                               4,903         |   4,862  |          (1%)
Operating income                      (9)         |      64  |
Operating margin                   (0.2%)         |    1.3%  |
-------------------------------------------------------------------------------

Transport took advantage of a generally  active market in Europe and Asia, which partially  offset a downturn in North America.  The market for tramways  remains most active,  while advanced signaling systems  (information  solutions) and the expansion of  high-speed  rail networks in a number of European  countries  will represent significant opportunities for the Sector over the coming period.

Orders  decreased by 22% on a comparable  basis due to lower order intake in the
US,  where there were few major  transport  projects  this year.  Order  levels, however,  almost doubled in the second half of the fiscal year compared with the first half.  Sales were stable on a comparable  basis (-1%) compared with fiscal year 2002/03.

Transport's  operating  margin  at 1.3%  was  affected  by a  €102  million exceptional charge in relation to its US Transport business.

PRESS INFORMATION

MARINE

--------------------------------------------------------------------------------
MARINE                                Year ended 31 March          % Variation
ACTUAL FIGURES                                     ----------        March 04/
(IN € MILLION)                      2003          |   2004   |       March 03
                                   -------        |  ------- |       ---------
Order backlog                       1,523         |     817  |         (46%)
Orders received                       163         |     381  |         134%
Sales                               1,568         |     997  |         (36%)
Operating income                       24         |    (19)  |
Operating margin                     1.5%         |  (1.9%)  |
EBIT                                   12         |    (40)  |
Capital employed                    (343)         |   (580)  |
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MARINE                                Year ended 31 March          % Variation
COMPARABLE FIGURES                                 ----------        March 04/
(IN € MILLION)                      2003          |   2004   |       March 03
                                   -------        |  ------- |       ---------
Order backlog                       1,523         |     817  |         (46%)
Orders received                       163         |     381  |         134%
Sales                               1,568         |     997  |         (36%)
Operating income                       24         |    (19)  |
Operating margin                     1.5%         |  (1.9%)  |
--------------------------------------------------------------------------------

The cruise-ship construction market remained weak worldwide, due to a high level of  orders  in  previous  years and  uncertainties  linked to the  international situation.  Orders  received were low, at €381 million,  while sales amounted to
€997  million.  The  Sector's  operating  margin  was  negative  mainly  due  to underactivity during the second half of the fiscal year.

PRESS INFORMATION

OUTLOOK

The  prompt  finalisation  and  implementation  of  the  financing  package  are essential for ALSTOM's future.

ALSTOM's scope is clear,  with core activities  focused on the power  generation and rail transport  markets.  We expect  overall demand to remain  generally low over the next months in the power new equipment  market but are  confident  that market  fundamentals  will lead to an upturn in demand.  The transport and power service  markets  should  remain  generally  sound.  The timing of the  expected recovery in the cruise-ship market remains uncertain.

Fiscal year 2004/05 will be a transitional  year. We forecast orders to be above the level  recorded in fiscal year  2003/04 on a comparable  basis.  On the same basis, sales are expected to be at around the same level as fiscal year 2003/04.
Operating  margin  for fiscal  year  2004/05  should be  between  3.5% and 4% in comparison with a proforma margin of 2.6% before  exceptionals in 2003/04.  Free cash flow,  though  difficult  to predict with  accuracy,  is forecast at around
(€400) million.

We confirm our previously  announced targets for fiscal year 2005/06:  operating margin of 6% and positive free cash flow.

                                      * * *

                                    - ends -

A  FULL  SET  OF  ACCOUNTS   AND  NOTES  IS   AVAILABLE   ON  ALSTOM'S   WEBSITE
(WWW.ALSTOM.COM).

Press enquiries:     S. Gagneraud/G. Tourvieille
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com
Investor relations:  E. Châtelain
                     (Tel. +33 1 47 55 25 33)
                     INVESTOR.RELATIONS@CHQ.ALSTOM.COM
M:Communications     L. Tingström
                     (Tel. + 44 789 906 6996) tingstrom@mcomgroup.com

This press release does not constitute an offer to sell or the  solicitation  of an offer to buy  securities,  nor shall there be any sale of  securities  in any jurisdiction,  including the United States, in which such offer, solicitation or sale  would be  unlawful  prior  to  registration  or  qualification  under  the securities laws of such  jurisdiction.  Securities may not be offered or sold in the United States absent  registration  or exemption from  registration.  If any offering of  securities  is made,  it will only be made pursuant to a prospectus prepared for such purpose and filed with the appropriate  regulatory authorities or exempt  from filing  requirements.  The  prospectus  will  contain  important

PRESS INFORMATION

information  regarding  the  Company,   including  financial  statements  and  a
description of its business and strategy.

FORWARD-LOOKING STATEMENTS:
This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section  21E  of  the  Securities   Exchange  Act  of  1934.  Examples  of  such
forward-looking  statements  include,  but are not limited to (i) projections or expectations of sales, orders received,  income,  operating margins,  dividends, provisions,  cash flow, debt or other financial items or ratios, (ii) statements of plans,  objectives or goals of ALSTOM or its management,  (iii) statements of future  product or economic  performance,  and (iv)  statements  of  assumptions underlying such statements. Words such as "believes", "anticipates",  "expects",
"intends",  "aims",  "plans" and "will" and similar  expressions are intended to identify  forward looking  statements but are not exclusive means of identifying such statements. By their very nature,  forward-looking statements involve risks and  uncertainties  that the forecasts,  projections  and other  forward-looking statements  will not be  achieved.  Such  statements  are based on  management's current plans and expectations and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations  expressed in such  forward-looking  statements.  These factors include:  (i) the inherent  difficulty of forecasting  future market conditions, level of  infrastructure  spending,  GDP growth  generally,  interest  rates and exchange  rates;  (ii) the  effects  of,  and  changes  in,  laws,  regulations, governmental policy,  taxation or accounting  standards or practices;  (iii) the effects of currency exchange rate movements;  (iv) the effects of competition in the product  markets and  geographic  areas in which ALSTOM  operates;  (iv) the ability to increase  market  share,  control  costs and enhance cash  generation while maintaining high quality products and services; (v) the timely development of new  products  and  services;  (vi) the ability to  implement  the  financing package and to meet the  financial  and other  covenants  contained  in ALSTOM's financing agreements; (vii) difficulties in obtaining bid, performance and other bonds with customary  amounts or terms;  (vii) the timing of and ability to meet the cash generation,  cost control,  restructuring  and other initiatives of the new action  plan,  including  the ability to dispose of certain  real estate and other assets on favourable  terms or in a timely fashion;  (viii) the results of the United States Securities and Exchange  Commission's ("SEC") investigation of matters relating to ALSTOM Transportation Inc., and the impact thereof on ALSTOM
Transportation  Inc.'s ability to conduct its business;  (ix) the outcome of the putative  class action  lawsuits filed against ALSTOM and certain of its current and former officers;  (x) the results of the European Commission's review of the
French State's  involvement in ALSTOM's financing  package,  the sale of our T&D
Sector to Areva and other aspects of ALSTOM's  businesses;  (xi) whether  ALSTOM finalised  and receives  shareholder  approval of important  elements of its new comprehensive  financing package;  (xii) the availability of external sources of financing  on  commercially  reasonable  terms;  (xiii) the  inherent  technical complexity  of many of ALSTOM's  products  and  technologies  and our ability to resolve  effectively,  on  time,  and at  reasonable  cost  technical  problems, infrastructure constraints or regulatory issues that inevitably arise, including in particular the problems  encountered  with the GT24/GT26 gas turbines and the
UK trains;  (xiv) risks inherent in large  contracts  and/or  significant  fixed price contracts that comprise a substantial  portion of ALSTOM's business;  (xv)
the  inherent  difficulty  in  estimating  future  charter or sale prices of any cruise ship in any  appraisal of ALSTOM's  exposure in respect of Marine  vendor financing; (xvi) the inherent difficulty in estimating ALSTOM's vendor financing risks and other  credit  risks,  which may  notably be  affected  by  customers'
payment default;  (xvii) ALSTOM's ability to invest successfully in, and compete at the  leading  edge of,  technology  developments  across all of its  sectors;
(xviii) the  availability of adequate cash flow from operations or other sources of liquidity to achieve management's  objectives or goals, including our goal of reducing indebtedness;  (xix) whether certain of ALSTOM's markets,  particularly the Power  Sectors,  recover  from their  currently  depressed  state;  (xx) the
possible   impact  on  customer   confidence   of  ALSTOM's   recent   financial
difficulties,  and if so its ability to re-establish this confidence;  (xxi) the effects of  acquisitions  and disposals  generally;  (xxii) the unusual level of

PRESS INFORMATION

uncertainty  at this time  regarding the world  economy in general;  and (xxiii)
ALSTOM's success in adjusting to and managing the foregoing risks.

The foregoing list is not exhaustive; when relying on forward-looking statements to make  decisions  with respect to ALSTOM,  you should  carefully  consider the foregoing  factors and other  uncertainties and events, as well as other factors described in other documents  ALSTOM files or submits from time to time with the
SEC,  including reports submitted on Form 6-K and our Annual Report on Form 20-F for the fiscal  year ended 31 March 2003 which was filed with the SEC on October
16, 2003. Forward-looking statements speak only as of the date on which they are made,  and  ALSTOM  undertakes  no  obligation  to update or revise any of them, whether as a result of new information, future events or otherwise.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                FISCAL YEAR 2004

                                     ALSTOM

                         CONSOLIDATED INCOME STATEMENTS

                                                                                      YEAR ENDED 31 MARCH
                                                                        -------------------------------------------------

                                                               NOTE           2002             2003             2004
                                                                            ---------       ----------        ---------
                                                                                         (IN € MILLION)

SALES                                                                        23,453           21,351           16,688

    OF WHICH PRODUCTS                                                        17,541           16,374           12,786
    OF WHICH SERVICES                                                         5,912            4,977            3,902

Cost of sales                                                               (19,623)         (19,187)          (14,304)

    OF WHICH PRODUCTS                                                       (15,141)         (15,504)          (11,353)
    OF WHICH SERVICES                                                        (4,482)          (3,683)           (2,951)

Selling expenses                                                             (1,078)            (970)             (785)

Research and development expenses                                              (575)            (622)             (473)

Administrative expenses                                                      (1,236)          (1,079)             (826)
                                                                            ---------       ----------        ---------

OPERATING INCOME (LOSS)                                                         941             (507)             300

Other income  (expenses), net                                   (4)            (390)            (555)          (1,111)

Other intangible assets amortisation                            (8)             (64)             (67)             (60)
                                                                            ---------       ----------        ---------
EARNINGS BEFORE INTEREST AND TAX                                                487           (1,129)            (871)

Financial income (expense), net                                 (5)            (294)            (270)            (460)
                                                                            ---------       ----------        ---------
PRE-TAX INCOME (LOSS)                                                           193           (1,399)          (1,331)

Income tax (charge) credit                                      (6)             (10)             263             (251)

Share in net income (loss) of equity investments                                  1                3                -

Dividend on redeemable preference shares of a subsidiary                        (14)               -                -

Minority interests                                                              (23)             (15)               2

Goodwill amortisation                                           (7)            (286)            (284)            (256)
                                                                            ---------       ----------        ---------
                                                                               (139)          (1,432)          (1,836)
                                                                            =========       ==========        =========
NET INCOME (LOSS)

Earnings per share in Euro

   Basic                                                                       (0.6)            (5.4)            (4.1)

   Diluted                                                                     (0.6)            (5.4)            (4.1)

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS

                                                                                             AT 31 MARCH
                                                                                ---------------------------------------
                                                                    NOTE           2002          2003           2004
                                                                   ------       ---------     ----------      ---------
                                                                                           (IN € MILLION)
ASSETS
Goodwill, net                                                       (7)             4,612          4,440          3,424
Other intangible assets, net                                        (8)             1,170          1,168            956
Property, plant and equipment, net                                  (9)             2,788          2,331          1,569
Equity method Investments and other investments, net                (10)              301            245            160
Other fixed assets, net                                             (11)            1,326          1,294          1,217
                                                                                ---------     ----------      ---------
FIXED ASSETS, NET                                                                  10,197          9,478          7,326
DEFERRED TAXES                                                      (6)             1,486          1,831          1,561
Inventories and contracts in progress, net                          (12)            5,593          4,608          2,887
Trade receivables, net                                              (13)            4,730          4,855          3,462
Other accounts receivable, net                                      (15)            3,304          2,265          2,022
                                                                                ---------     ----------      ---------
CURRENT ASSETS                                                                     13,627         11,728          8,371
SHORT TERM INVESTMENTS                                              (17)              331            142             39
CASH AND CASH EQUIVALENTS                                           (18)            1,905          1,628          1,427
                                                                                ---------     ----------      ---------
TOTAL ASSETS                                                                       27,546         24,807         18,724
                                                                                =========     ==========      =========

LIABILITIES
SHAREHOLDERS' EQUITY                                                                1,752            758             29
MINORITY INTERESTS                                                  (19)               91             95             68
BONDS REIMBURSABLE WITH SHARES                                                          -              -            152
REDEEMABLE PREFERENCE SHARES OF A SUBSIDIARY                        (22)              205              -              -
UNDATED SUBORDINATED NOTES                                          (22)              250              -              -
PROVISIONS FOR RISKS AND CHARGES                                    (20)            3,849          3,698          3,489
ACCRUED PENSION AND RETIREMENT BENEFITS                             (21)              994            972            842
FINANCIAL DEBT                                                      (22)            6,035          6,331          4,372
DEFERRED TAXES                                                      (6)                47             37             30
Customers' deposits and advances                                    (24)            4,221          3,541          2,714
Trade payables                                                                      5,564          4,629          3,130
Accrued contract costs and other payables                           (23)            4,538          4,746          3,898
                                                                                ---------     ----------      ---------
CURRENT LIABILITIES                                                                14,323         12,916          9,742
                                                                                ---------     ----------      ---------
TOTAL LIABILITIES                                                                  27,546         24,807         18,724
                                                                                =========     ==========      =========
Commitments and contingencies                                     (27&28)

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED 31 MARCH
                                                                         ---------------------------------------------
                                                                            2002             2003              2004
                                                                         ---------         ---------         ---------
                                                                                       (IN € MILLION)
NET INCOME (LOSS)                                                           (139)           (1,432)           (1,836)
Minority interests                                                            23                15                (2)
Depreciation and amortisation                                                792               754               726
Changes in provision for pension and retirement benefits, net                (51)               22                85
Net (gain) loss on disposal of fixed assets and investments                 (198)              (19)             (175)
Share in net income (loss) of equity investees (net of dividends
received)                                                                      -                (3)
Changes in deferred tax                                                      (86)             (424)              149
                                                                         ---------         ---------         ---------
NET INCOME AFTER ELIMINATION OF NON CASH ITEMS                               341            (1,087)           (1,053)

Decrease (increase) in inventories and contracts in progress, net             54               415               389
Decrease (increase) in trade and other receivables, net                      528               650               770
Increase (decrease) in sale of trade receivables, net                        140              (661)             (267)
Increase (decrease) in contract related provisions                          (948)              160              (295)
Increase (decrease) in other provisions                                        2               (49)              113
Increase (decrease) in restructuring provisions                             (123)              (29)              271
Increase (decrease) in customers' deposits and advances                   (1,254)              (98)               (1)
Increase (decrease) in trade and other payables, accrued contract
costs and accrued expenses                                                   681               162              (985)

CHANGES IN NET WORKING CAPITAL (2)                                          (920)              550                (5)
                                                                         ---------         ---------         ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                         (579)             (537)           (1,058)
Proceeds from disposals of property, plant and equipment                     118               252               244
Capital expenditures                                                        (550)             (410)             (254)
Decrease(increase) in other fixed assets                                    (104)              (55)              125
Cash expenditures for acquisition of investments, net of net cash
acquired                                                                    (113)             (166)               (8)
Cash proceeds from sale of investments, net of net cash sold (4)             772                38             1,454
                                                                         ---------         ---------         ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          123              (341)            1,561
Capital increase                                                               -               622             1,024
Bonds reimbursable with shares not yet converted                               -                 -               152
Dividends paid including minorities                                         (136)               (1)               (3)
                                                                         ---------         ---------         ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                         (136)              621             1,173
Net effect of exchange rate                                                  (12)              (41)               (7)
Other changes (3)                                                             16              (464)              (14)
                                                                         ---------         ---------         ---------
DECREASE (INCREASE) IN NET DEBT                                             (588)             (762)            1,655
                                                                         ---------         ---------         ---------
NET DEBT AT THE BEGINNING OF THE PERIOD (1)                               (3,211)           (3,799)           (4,561)
                                                                         ---------         ---------         ---------
NET DEBT AT THE END OF THE PERIOD (1)                                     (3,799)           (4,561)           (2,906)
                                                                         =========         =========         =========
Cash paid for income taxes                                                   154                70                75
Cash paid for net interest                                                   165               172               251

(1) NET DEBT INCLUDES SHORT-TERM  INVESTMENTS,  CASH AND CASH EQUIVALENTS NET OF
    FINANCIAL DEBT.
(2) SEE NOTE 16.
(3) INCLUDING  IN YEAR  ENDED  31  MARCH  2003  RECLASSIFICATION  OF  REDEEMABLE
    PREFERENCE SHARES OF A SUBSIDIARY AND UNDATED  SUBORDINATED  NOTES TOTALLING
    € 455 MILLION AS DISCLOSED IN NOTE 22 (a).
(4) THE NET PROCEEDS OF € 1,454 MILLION ARE MADE OF:
    - TOTAL SELLING PRICE OF € 1,977 MILLION INCLUDING A TOTAL AMOUNT OF € 1,927
      MILLION FOR T&D SECTOR AND INDUSTRIAL TURBINES BUSINESSES (SEE NOTE 3),
    - CONSIDERATION  TO BE RECEIVED FOR A TOTAL AMOUNT OF € 263 MILLION OF WHICH
      € 214 MILLION ARE HELD IN ESCROW AT 31 MARCH 2004,
    - NET CASH SOLD TO BE REIMBURSED BY THE ACQUIRERS AND SELLING COSTS OF € 260
      MILLION.

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                          NUMBER OF                 ADDITIONAL                CUMULATIVE
in € million,                            OUTSTANDING                PAID-IN       RETAINED    TRANSLATION  SHAREHOLDERS'
 except for number of shares               SHARES        CAPITAL    CAPITAL       EARNINGS    ADJUSTMENT      EQUITY
                                       -------------    --------    ----------    ----------  -----------  -------------
AT 1 APRIL  2001                         215,387,459       1,292           85           774          (61)      2,090
Changes in Cumulative Translation                  _           _            _             _          (80)        (80)
Adjustments
Net income (loss)                                  _           _            _          (139)           _        (139)
Dividend paid                                      _           _            _          (119)           _        (119)
                                       -------------    --------    ----------    ----------  -----------  -------------
AT 31 MARCH 2002                         215,387,459       1,292           85           516         (141)      1,752
Capital increase                          66,273,064         398          224             -            -         622
Changes in Cumulative Translation                  _           _            _             -         (184)       (184)
Adjustments
Net income (loss)                                  _           _            _        (1,432)                  (1,432)
Dividend paid                                      _           _            _             -            _           -
                                       -------------    --------    ----------    ----------  -----------  -------------
AT 31 MARCH 2003                         281,660,523       1,690          309          (916)        (325)        758

Capital increase                         774,997,049         969           64             -            -       1,033
Capital decrease                                          (1,338)        (309)        1,647            -           -
Changes in Cumulative Translation                  -           -            -             -           74          74
Adjustments
Net income (loss)                                  -           -            -        (1,836)           -      (1,836)
Dividend paid                                      -           -            -             -            -           -
                                       -------------    --------    ----------    ----------  -----------  -------------
AT 31 MARCH 2004                       1,056,657,572       1,321           64        (1,105)        (251)         29
                                       =============    ========    ==========    ==========  ===========  =============

In July 2002,  an issue of shares was made and  66,273,064  shares  having a par value of € 6 were  subscribed.  Related  costs net of tax of € 15  million  were charged against additional paid-in capital of € 239 million.

The ALSTOM  shareholders'  equity at 31 March 2003  constituted less than 50% of its share  capital.  Therefore,  in  accordance  with  article L. 225-248 of the
French  Code de  commerce,  the  shareholders  were  requested,  at the  General
Shareholders'  Meeting  held on 2 July  2003,  to decide  not to  liquidate  the company.  Further,  it was decided at that  General  Shareholders'  Meeting,  to reduce  ALSTOM's  share  capital,  due  to  losses,  from €  1,689,963,138  to €
352,075,653.  This  reduction in the share capital was  implemented  through the reduction in the nominal value of ALSTOM  ordinary share from € 6 per share to €
1.25 per share.

Subsequently,  in  November  2003,  an issue of shares was made and  239,933,033 shares with a par value of € 1.25 were subscribed.

In  December  2003,  an issue  of  bonds  reimbursable  in  shares  "OBLIGATIONS
REMBOURSABLES EN ACTIONS" was made and 643,795,472 bonds having a par value of €
1.25 were subscribed.  At 31 March 2004,  535,064,016  bonds were converted into shares on the basis of one share for one bond.  Related costs net of tax of € 16 million were charged against additional paid-in capital of € 80 million.

At 31 March 2004, the share capital  amounted to €  1,320,821,965  consisting of
1,056,657,572  shares with a nominal  value of € 1.25 per share.  All shares are fully paid up.

At the Ordinary General  Shareholders'  Meeting which is scheduled on first call on 30 June 2004 and if the  quorum  requirement  is not met on that date will be held on 9 July 2004, the Board will propose that no dividend be paid.

              The accompanying Notes are an integral part of these
                       Consolidated Financial Statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

(A) DESCRIPTION OF BUSINESS

ALSTOM  (the Group) is a provider of energy and  transport  infrastructure.  The energy market is served  through  activities in the fields of power  generation, power conversion, and the transport market through rail and marine activities. A range of  components,  systems  and  services  is offered by the Group  covering design, manufacture,  commissioning,  long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies.

(B) BASIS OF PREPARATION

The consolidated financial statements for the year ended 31 March 2004 have been prepared on the basis of the  accounting  policies and methods of computation as set out in Note 2.

In preparing these  consolidated  financial  statements the Group has taken into account the matter set out hereafter :

-   The Financing Package  negotiated in September 2003 resulted in a new set of financial  covenants  which are set out in Note 22. As at 31 March 2004, the
    Group  would  have  failed  to  comply  with  those  covenants   related  to
    "consolidated  net  worth" and  "EBITDA".  Accordingly,  the Group  obtained agreement  from its  lenders  to suspend  the  covenants  it had  previously negotiated until 30 September 2004.

-   The Group  obtained  bonding  and  guarantee  facilities  as a result of the
    Financing Package agreed in September 2003 of € 3,500 million,  of which 65%
    was  guaranteed by the Republic of France.  This facility was  sufficient to meet  approximately one year of orders and is now expected to be used during the summer 2004. The Group has entered into  discussions with certain of its main banks to secure access to contract bonding and guarantee facilities.

-   The approval of the European  Commission for the Financing Package announced on 22 September 2003 remains outstanding.

Having  considered  the matters set out above,  the Group has concluded that the going  concern  principle  is the  appropriate  basis of  preparation  for these consolidated financial statements on the assumption that it will be able to:

-   Secure contract bonding and guarantee facilities to meet its normal business activity (see Note 27 (a)),
-   Successfully  negotiate new covenants  with its lenders (see Note 22 (a) and
    29 (e)),
-   Obtain all necessary approvals from the European Commission,
-   Generate  operating income and cash flow sufficient to respect  covenants or
    waivers  being  granted,  thus  ensuring  continued   availability  of  debt
    financing.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The  Consolidated  Financial  Statements of the Group are prepared in accordance with  Accounting  Principles  and  Règlements  99-02 & 00-06  of the  Comité  de
Règlementation  Comptable  (French  Consolidation  Generally  accepted in France
methodology).   Benchmark   treatments   are  generally   used.   Capital  lease
arrangements and long term rentals are not capitalised, see Note 27 (b).

(A) CONSOLIDATION METHODS

Investments over which the Group has direct or indirect control of more than 50%
of the outstanding voting shares, or over which it exercises  effective control, are fully consolidated.  Control exists where the Group has the power,  directly or indirectly,  to govern the financial and operating  policies of an enterprise so as to obtain benefits from its activities.

Joint   ventures  in  companies  in  which  the  Group  has  joint  control  are consolidated  by the  proportionate  method with the Group's  share of the joint ventures' results, assets and liabilities recorded in the Consolidated Financial
Statements.

Investments  in which the Group  has an equity  interest  of 20% to 50% and over which the Group exercises significant influence,  but not control, are accounted for under the equity method.

Results of  operations of  subsidiaries  acquired or disposed of during the year are  recognised  in the  Consolidated  Income  Statements  as from  the  date of acquisition or up to the date of disposal, respectively.

Inter company balances and transactions are eliminated on consolidation.

A list of the  Group's  major  consolidated  businesses  and  investees  and the applicable method of consolidation is provided in Note 32.

(B) USE OF ESTIMATES

The  preparation of the  Consolidated  Financial  Statements in conformity  with generally accepted  accounting  principles requires management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and disclosure  of  contingent  gains and  liabilities  at the date of the financial statements  and the reported  amounts of the  revenues  and expenses  during the reporting  period.  Management  reviews  estimates  on an  ongoing  basis  using currently  available  information on a contract by contract basis. Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations. Estimates of future cost reflect management's current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. The assumptions to calculate present obligations take into account  current  technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The introduction of technologically advanced products exposes the Group to risks of  product  failure  significantly  beyond  the terms of  standard  contractual warranties  applying  to  suppliers  of  equipment  only.  Changes  in facts and circumstances  may result in actual  financial  consequences  different from the estimates.

(C) REVENUE AND COST RECOGNITION

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured  products, is recognised upon transfer of title,  including the risks and rewards of ownership,  which  generally  occurs on delivery to the customer.

Revenue  on  construction  type  contracts  of more  than one  year,  long  term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract "contract milestones" or costs incurred to date compared to estimated total costs.

Claims are  recognised as revenue when it is probable that the claim will result in  additional  revenue  and  the  amount  can be  reasonably  estimated,  which generally occurs upon agreement by the customer.

Government  subsidies  relating  to the Marine  sector are added to the  related contract  value and are recognised as revenue using the percentage of completion method.

For long term service  contracts,  revenues are recognised as delivery occurs or as  services  are  performed  over the  term of the  contract,  using  estimated contract profit margins.

Total estimated costs at completion include direct (such as material and labour)
and indirect  contract costs incurred to date as well as estimated similar costs to complete,  including warranty accruals and costs to settle claims or disputes that are considered probable.  Selling and administrative  expenses are recorded as incurred.  As a result of contract  review,  accruals for losses on contracts and other contract related  provisions are recorded as soon as they are probable in the  line  item  "Cost  of  sales"  in  the  Consolidated  Income  Statement.
Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in "Cost of Sales"
as soon as they occur.

Cost of sales is computed on the basis of percentage  of  completion  applied to total estimated costs. The excess of that amount over the cost of sales reported in prior  periods is the cost of revenues  for the period.  Contract  completion accruals are recorded for future  expenses to be incurred in connection with the completion  of  contracts or of  identifiable  portions of  contracts.  Warranty provisions  are  estimated on the basis of  contractual  agreement and available statistical data.

(D) TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

The functional  currency of the Group's  foreign  subsidiaries is the applicable local currency.  Assets and liabilities of foreign  subsidiaries located outside the Euro zone are  translated  into euros at the year-end rate of exchange,  and their income  statements  and cash flow  statements are converted at the average annual rate of exchange.  The resulting translation  adjustment is included as a component of shareholders' equity.

(E) FOREIGN CURRENCY TRANSACTION

Foreign currency  transactions are translated into local currency at the rate of exchange  applicable to the transaction  (market rate or forward hedge rate). At year-end,  foreign  currency assets and liabilities to be settled are translated into  local  currency  at the rate of  exchange  prevailing  at that date or the forward  hedge rate.  Resulting  exchange rate  differences  are included in the
Consolidated Income Statement.

(F)  FINANCIAL INSTRUMENTS

The Group operates  internationally  giving rise to exposure to market risks and changes in interest rates and foreign exchange rates.  Financial instruments are utilised by the Group to reduce  those  risks.  The  Group's  policy is to hedge currency exposures by holding or issuing financial instruments.

The Group  enters into various  interest  rate swaps,  forward  rate  agreements
("FRA")  and floors to manage its  interest  rate  exposures.  Net  interest  is accrued as either  interest  receivable  or payable with the offset  recorded in financial interest.

The Group  enters into  forward  foreign  exchange  contracts  to hedge  foreign currency  transactions.  Realised  and  unrealised  gains  and  losses  on these instruments are recorded against the related hedged asset or liability.

The Group also uses export insurance contracts to hedge its currency exposure on certain  long-term  contracts  during  the  open  bid  time as well as when  the commercial  contract is signed.  If the Group is not  successful  in signing the contract, the Group incurs no additional liability towards the insurance company except the prepaid premium. As a consequence,  during the open bid period, these insurance  contracts are accounted for as such,  the premium being expensed when incurred.  When the contract is signed,  the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition,  the Group may enter into  derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(G) GOODWILL

Goodwill  represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination.  Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price  allocation are applied to goodwill.  Goodwill is  amortised  on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(H) OTHER INTANGIBLE ASSETS

The Group  recognises  other  intangible  assets such as  technology,  licensing agreements,  installed bases of customers, etc. These acquired intangible assets are  amortised on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(I) PROPERTY, PLANT AND EQUIPMENT

Property,  plant and  equipment  are recorded at  historical  cost to the Group.
Depreciation  is computed  using the  straight-line  method  over the  following estimated useful lives :

                                                     ESTIMATED USEFUL LIFE
                                                           IN YEARS
                                                  ----------------------------
Buildings                                                     25
Machinery and equipment                                       10
Tools, furniture, fixtures and others                        3-7

Assets financed through capital lease are not capitalised (see Note 27 (b))

(J) OTHER INVESTMENTS

Other investments are recorded at the lower of historical cost or net realisable value,  assessed on an individual  investment basis. The net realisable value is calculated  using the  following  parameters : equity value,  profitability  and expected cash flow from the investment.

(K) OTHER FIXED ASSETS

Other  fixed  assets  are  recorded  at the  lower  of  historical  cost  or net realisable value, assessed on an individual investment basis.

(L) INVENTORIES AND CONTRACTS IN PROGRESS

Raw  materials  and  supplies,  work and  contracts  in  progress,  and finished products  are  stated at the  lower of cost,  using the  weighted  average  cost method,  or net realisable  value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition.  Finished goods and work and  contract  in  progress  inventory  includes  an  allocation  of  applicable manufacturing overheads.

(M) SHORT-TERM INVESTMENTS

Short-term  investments  include debt and equity securities and deposits with an initial  maturity  greater than three months but available for sale.  Short-term investments are recorded at the lower of cost or market value, on a line by line basis.

(N) CASH AND CASH EQUIVALENTS

Cash and cash equivalents  consist of cash and highly liquid investments with an initial maturity of less than three months.

(O) DEFERRED TAXATION

Deferred taxes are calculated for each taxable entity for temporary  differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing  differences are expected to reverse  in future  years.  Deferred  tax  assets  are  recorded  up to their expected  recoverable  amount.  Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

No provision is made for income taxes on  accumulated  earnings of  consolidated businesses or equity method investees for which no distribution is planned.

(P) CUSTOMER DEPOSITS AND ADVANCES

Customer  deposits and advances are shown net, and  represent  amounts  received from  customers  in advance  of work being  undertaken  on their  behalf.  Where trading  has taken  place  under  the long  term  contract  trading  rules,  but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer  deposits and advances is still outstanding and where work is  undertaken  on behalf of customers  before sale,  the related  customer advance, termed a progress payment is deducted from Inventories and Contracts in
Progress on a contract by contract basis.

(Q) PROVISIONS FOR RISKS AND CHARGES

A provision is recognised when :

-   the Group has a present legal or constructive obligation of uncertain timing or amount as a result of a past event;
-   it is probable  that an outflow of economic  resources  will be required to settle the obligation;
-   such outflow can be reliably estimated.

Provisions  for  warranties are  recognised  based on contract  terms.  Warranty periods  may extend up to five years.  The  provisions  are based on  historical warranty data and a weighting of all possible  outcomes against their associated probabilities.  Provisions  for contract  losses are recorded at the point where the loss is first  determined.  Provisions  are recorded for all  penalties  and claims based on management's assessment of the likely outcome.

(R) IMPAIRMENT

At the balance  sheet  date,  whenever  events or changes in markets  indicate a potential  impairment  including  goodwill,  other intangible assets,  property, plant and  equipment and deferred tax assets,  a detailed  review is carried out based on projected  operating  performance.  Whenever such review indicates that there is an impairment,  the carrying  amount of such assets is reduced to their estimated recoverable value.

(S) STOCK OPTIONS

Stock options are not recorded by the Group at the date of grant.  However, upon exercise of stock  options,  the Group records the issuance of the common shares as an equity transaction based on the amount of cash received from the holders.

(T) RESEARCH AND DEVELOPMENT

Internally generated research and development costs are expensed as incurred.

(U) EMPLOYEE BENEFITS

The  estimated  cost of providing  benefits to  employees is accrued  during the years in which the employees render services.

For single  employer  defined  benefit  plans,  the fair value of plan assets is assessed  annually and  actuarial  assumptions  are used to  determine  cost and benefit  obligations.  Liabilities  and prepaid  expenses  are accrued  over the estimated term of service of employees using actuarial methods. Experience gains and  losses,  as well as changes in  actuarial  assumptions  and plan assets and provisions are amortised over the average future service period of employees.

For defined  contribution plans and multi-employer  pension plans,  expenses are recorded as incurred.

(V) RESTRUCTURING

Restructuring  costs are accrued  when  management  announces  the  reduction or closure of  facilities,  or a program to reduce the  workforce  and when related costs are  precisely  determined.  Such costs include  employees'  severance and termination benefits, estimated facility closing costs and write-off of assets.

(W) FINANCIAL INCOME (EXPENSE)

Financial  income  (expense) is  principally  comprised  of interest  payable on borrowings,  interest  receivable on funds invested,  foreign exchange gains and losses as well as gains and losses on hedging instruments, fees paid for putting
in  place   guarantees,   syndicated  loans  and  other  financing   facilities,
depreciation of financial assets and investments.

Interest income is recognised in the income statement as it accrues, taking into account the effective  yield on the asset.  Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(X) EARNINGS PER SHARE

Basic  Earnings per share are computed by dividing the annual net income  (loss)
by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the annual net income (loss)
by the  weighted  average  number of shares  outstanding  plus the effect of any dilutive instruments.

For the  diluted  earnings  per  share  calculation,  Net  income  (loss) is not adjusted as the Group is loss making.

(Y) EXCHANGE RATES USED FOR THE TRANSLATION OF MAIN CURRENCIES

                                       2002                        2003                       2004
                             --------------------------  --------------------------  --------------------------
€ FOR 1 MONETARY UNIT         AVERAGE         CLOSING     AVERAGE         CLOSING     AVERAGE         CLOSING
-------------------------    ----------      ----------  ----------      ----------  ----------      ----------

British pound                 1.627372        1.631321    1.549571        1.450116    1.444363        1.501727

Swiss franc                   0.670010        0.681663    0.682536        0.677323    0.646074        0.641272

US dollar                     1.136956        1.146263    0.997990        0.917852    0.849427        0.818063

Canadian dollar               0.725494        0.718236    0.646284        0.623558    0.628913        0.625821

Australian dollar             0.582556        0.610426    0.563472        0.553220    0.591628        0.622975

NOTE 3 - CHANGES IN CONSOLIDATED COMPANIES

The main changes in the  consolidated  companies  during the year ended 31 March
2004 are as follows:

(1) DISPOSAL OF INDUSTRIAL TURBINES BUSINESSES

In April  2003,  the  Group  signed  binding  agreements  to sell its  small gas turbines  business and  medium-sized  gas turbines and industrial steam turbines businesses  in two  transactions.
The first transaction  covered the small gas turbines  business,  and the second transaction  covered  medium-sized  gas turbines and  industrial  steam turbines businesses.
In April  2003,  the  closing  of the sale of the  small gas  turbines  business occurred.  In August 2003  completion  of the major part of the  disposal of the medium gas turbines and  industrial  steam  turbines  businesses  (excluding  US businesses) occurred following approval from both the European Commission and US merger control authorities.

These  businesses have ceased to be consolidated  from their respective dates of disposal.

On 15 April 2004,  the disposal of the US businesses  was completed  with effect from 1 April 2004 (See Note 31). This business  will be  de-consolidated  from 1
April 2004.

Total selling price is € 970 million of which € 125 million is held in escrow at
31 March 2004.

(2) DISPOSAL  OF  TRANSMISSION  &  DISTRIBUTION   SECTOR  (EXCLUDING  THE  POWER
    CONVERSION BUSINESS)

In early January 2004, the Group disposed of the T&D Sector  excluding the Power
Conversion business, which is being retained.

Total selling price is € 957 million  (subject to closing price  adjustments) of which € 89 million is held in escrow at 31 March 2004.

As a result,  the T&D  Sector  ceased to be  consolidated  with  effect  from 31
December 2003.

Alstom  continues  to own  and  therefore  to  consolidate  certain  former  T&D businesses  insignificant  to the Group which are expected to be  transferred to
Areva subject to local regulatory approvals.

NOTE 4 - OTHER INCOME (EXPENSE), NET

                                                                       YEAR ENDED 31 MARCH
                                                   -----------------------------------------------------------
                                                         2002                  2003                  2004
                                                   ---------------       ---------------       ---------------
                                                                          (IN € MILLION)
Net gain on disposal of fixed assets                       11                    29                    13
Net gain (loss) on disposal of investments (1)            107                   (35)                  (24)
Restructuring costs (2)                                  (227)                 (268)                 (655)
Employees' profit sharing                                  (5)                  (18)                  (16)
Pension costs (3)                                        (139)                 (214)                 (263)
Others, net (4)                                          (137)                  (49)                 (166)
                                                   ---------------       ---------------       ---------------
OTHER INCOME (EXPENSE), NET                              (390)                 (555)               (1,111)
                                                   ===============       ===============       ===============

(1) In the year ended 31 March 2002, it reflects :
    - the net gains on the disposal of  Contracting  Sector of € 106 million and
      GTRM of € 43 million
    - the net  loss on  disposal  of the  Waste  to  Energy  business  of € (42)
      million.

    In the  year  ended 31 March  2003 it  mainly  reflects  the net  losses  on disposal of South Africa operations and Alstom Power Insurance Ltd.

    In the year ended 31 March 2004 it mainly corresponds to:
    - the net loss of € 10 million on the  disposal  of the  Industrial  Turbine businesses (See Note 3). The Group has disposed of its Industrial Turbines businesses in a two part  transaction with effect from,  respectively,  30
      April  2003 and 31 July  2003.  As a result,  the  consolidation  packages prepared for each unit disposed of for the last month of activity prior to sale were  prepared  under the  control  of the  acquirer.  The Group made certain  adjustments  to the  consolidation  packages  received  to ensure conformity with Group accounting  principles and judgements,  consistently applied.  These  adjustments  resulted  in no  impact on  Earnings  Before
      Interest   and   Taxation  on  or  Net   income,   but  did  result  in  a
      reclassification  reducing  the gain on  disposal  included  within  other income (expense), net and increasing operating income by € 67 million.
    - the net gain of € 4 million on the  disposal of T&D sector  excluding  the
      Power Conversion business (See Note 3). Certain restructuring costs in T&D totaling  € 62  million  accruals  recorded  prior  to  disposal  but  not impacting  cash and wholly for the  benefit of the  acquirer  are shown as part of the Net gain (loss) on disposal of investments.
    - the  net  loss  of € 10  million  on  the  disposal  of  the  Group's  40%
      shareholding in the Chinese entity "FIGLEC" (see Note 10)
    - other net  losses of € 8 million on various  disposal  of non  significant consolidated companies

(2) In the year ended 31 March 2004, it corresponds to additional  plans accrued for a net amount of € 628  million  relating  to  downsizing  of  activities including  closure of plants or activities and reduction in employees in all sectors except Marine and € 27 million of write-off of assets.

(3) See Note 21 "Retirement, termination and post-retirement benefits".

(4) In the year ended 31 March 2002, in addition to other non operating costs it
    mainly   includes  €  90  million  for  additional   Marine  vendor  finance
    provisioning.
    In the year ended 31 March 2003, in addition to other non operating costs it mainly  include  € 15  million  of costs  related  to past  acquisition  and disposal of activities.
    In the year ended 31 March 2004, in addition to other non operating costs it
    mainly  includes  costs  related  to  past   acquisitions  and  disposal  of
    activities of € 59 million, costs of existing or reorganising activities not qualifying as restructuring costs of € 34 million, and € 10 million of costs related to the capital increase.

NOTE 5 - FINANCIAL INCOME (EXPENSE)

                                                YEAR ENDED 31 MARCH
                                         ----------------------------------
                                          2002          2003          2004
                                         ------        ------        ------
                                                  (IN € MILLION)
Net interest income (expense)             (163)         (182)         (247)
Securitisation expenses                    (87)          (82)          (24)
Foreign currency gain (loss) (1)            (3)           55           (19)
Other financial income (expense) (2)       (41)          (61)         (170)
                                         ------        ------        ------
FINANCIAL INCOME (EXPENSE)                (294)         (270)         (460)
                                         ======        ======        ======

(1) The foreign  currency  gain in the year ended 31 March 2003  mainly  results from the  unwinding of forward sale  contracts of US dollars  against  euros following a reassessment of the financing structure in USA.

(2) Other  financial  income  (expenses),  net include fees paid on  guarantees, syndicated  loans  and other  financing  facilities  of € 22  million,  € 41 million and € 125  million for the years ended 31 March 2002,  2003 and 2004 respectively.

NOTE 6 - INCOME TAX

(A) ANALYSIS BY NATURE AND GEOGRAPHIC ORIGIN

                                              YEAR ENDED 31 MARCH
                                   ------------------------------------------
                                    2002              2003              2004
                                   ------            ------            ------
                                                 (IN € MILLION)

France                                (3)               (3)               (7)
Foreign                              (94)             (150)              (95)
                                   ------            ------            ------
CURRENT INCOME TAX                   (97)             (153)             (102)

France                               114                 8                14
Foreign                              (27)              408              (163)
                                   ------            ------            ------
DEFERRED INCOME TAX                   87               416              (149)
                                   ------            ------            ------
INCOME TAX (CHARGE) CREDIT           (10)              263              (251)
                                   ======            ======            ======

(B) EFFECTIVE INCOME TAX RATE

                                                                             YEAR ENDED 31 MARCH
                                                         ---------------------------------------------------------
                                                               2002                 2003                2004
                                                         ---------------        -------------      ---------------
                                                                               (IN € MILLION)
France                                                            (128)                (218)                (796)
Foreign                                                            321               (1,181)                (535)
                                                           -------------        -------------      ---------------
PRE-TAX INCOME (LOSS)                                              193               (1,399)              (1,331)
Statutory income tax rate of the parent company                  35.43%              35.43%              35.43%
EXPECTED TAX (CHARGE ) CREDIT                                      (68)                 496                  472

Impact of :
- difference in rate of taxation                                     4                 (110)                   5
- reduced taxation of capital gain  (non recognised                 39                   36                 (172)
losses on disposals)
- recognition (non recognition) of deferred tax assets             (20)                 (76)                (377)
- net change in estimate of tax liabilities                         37                   35                  (43)
- intangible assets amortisation                                   (23)                 (22)                 (21)
- other permanent differences                                       21                  (96)                (115)
                                                           -------------        -------------      ---------------
INCOME TAX ( CHARGE ) CREDIT                                       (10)                 263                 (251)
                                                           -------------        -------------      ---------------
EFFECTIVE TAX RATE                                                 5.2%                  -                    -
                                                           =============        =============      ===============

In the year ended 31 March 2002, the effective tax rate was principally affected by the reduced tax rate on capital gains.
In the year ended 31 March 2003 the effective tax rate was principally  affected by the non  recognition of deferred tax assets and the lower rate of taxation in
Switzerland.
In the year ended 31 March 2004, the effective tax rate is principally  affected by the non recognition of deferred tax assets and the taxation of disposals.

The  Group  consolidates  most  of its  country  operations  for  tax  purposes, including in France, the United Kingdom,  the United States, and Germany.  At 31
March 2004 there  were tax  losses,  principally  relating  to France,  Germany,
Italy,  Switzerland,  United Kingdom and United States, which aggregated € 4,482 million.

Furthermore,  the changes in industrial activity and shareholding that the Group is undergoing  may in some  jurisdictions  cause certain  deferred tax assets on loss carry  forward to be  examined  under  anti-abuse  legislation  relating to change.  The Group is aware of this  possibility but does not currently  believe that any material impact on the Consolidated Financial statements would arise.

The tax loss carry forward by maturity is as follows

                                             AT 31 MARCH 2003   AT 31 MARCH 2004
                                             ----------------   ----------------
                                                       (IN € MILLION)

Expiring within   1 year                            221                 20
                  2 years                            66                 15
                  3 years                           157                 75
                  4 years                           507                 80
                  5 years and more                2,873              1,999
                  Not subject to expiration       1,501              2,293
                                             ----------------   ----------------
                  TOTAL                           5,325              4,482
                                             ================   ================

On the part of the € 4,482 million that led to  recognition  of net deferred tax assets, € 22 million of losses expire within 5 years.

The losses  incurred  over the last two years have lead to a detailed  review by jurisdiction  of deferred tax assets.  This review took into account current and past  performance,  length of carry  back,  carry  forward  and expiry  periods, existing  contracts in the order book,  budget and three years plan. This review led to  valuation  allowance on deferred tax assets of € 730 million at 31 March
2004. Most of the deferred tax assets currently  subject to valuation  allowance remain available to be utilised in future.

The deferred tax assets and liabilities are made up as follows :

                                                                                  AT 31 MARCH
                                                            -----------------------------------------------------
                                                                2002                2003                 2004
                                                            ------------        ------------         ------------
                                                                               (IN € MILLION)

Accelerated depreciation                                          54                   48                  54
Intangible assets                                                188                  245                 337
Profit sharing, annual leave and pension accrual not
yet deductible                                                   137                  113                  89
Provisions and other expenses not currently deductible           629                  535                 512
Contract provisions taxed in advance                              91                  110                  38
Tax loss carryforwards                                         1,294                1,755               1,510
Others                                                            21                  149                 161
                                                            ------------        ------------         ------------
GROSS DEFERRED TAX ASSETS                                      2,414                2,955               2,701
                                                            ------------        ------------         ------------
VALUATION ALLOWANCE                                             (270)                (365)               (730)
                                                            ------------        ------------         ------------
NETTING BY TAX GROUPING OR BY LEGAL ENTITY                      (658)                (759)               (410)
                                                            ------------        ------------         ------------
DEFERRED TAX ASSETS                                            1,486                1,831               1,561
                                                            ============        ============         ============
Accelerated depreciation for tax purposes                        (88)                 (81)                (63)
Contract revenues not currently taxable                         (209)                (255)               (132)
Losses on intercompany transfers                                 (44)                 (34)                 (4)
Deferred income related to leasing transactions                  (32)                 (60)                (67)
Inventory valuation methods                                      (69)                 (49)                (22)
Pensions and other adjustments not currently taxable             (76)                 (91)                (57)
Provisions and other expenses deducted in advance               (187)                (226)                (95)
                                                            ------------        ------------         ------------
GROSS DEFERRED TAX LIABILITIES                                  (705)                (796)               (440)
                                                            ------------        ------------         ------------
NETTING BY TAX GROUPING OR BY LEGAL ENTITY                       658                  759                 410
                                                            ------------        ------------         ------------
DEFERRED TAX LIABILITIES                                         (47)                 (37)                (30)
                                                            ============        ============         ============

The Group is satisfied as to the  recoverability of the deferred tax assets, net at 31 March 2004 of € 1,531  million,  on the basis of an  extrapolation  of the three year  business  plan,  approved by the Board of  Directors,  which shows a capacity to generate a  sufficient  level of taxable  profits to recover its net tax loss carry forward and other net assets generated through timing differences over a period of four to twelve years,  this  reflecting the long term nature of the Group's operations.

NOTE 7 - GOODWILL, NET

                                                                                                   TRANSLATION
                                   NET VALUE AT    NET VALUE AT                                    ADJUSTMENTS     NET VALUE AT
                                     31 MARCH       31 MARCH      ACQUISITIONS/                     AND OTHER        31 MARCH
                                     2002 (1)        2003 (1)       DISPOSALS      AMORTISATION      CHANGES           2004
                                   ------------    ------------   -------------    ------------    -----------     ------------
                                                                    (IN € MILLION)

 Power Environment (a)                   790             755              -             (45)              -              710

 Power Turbo Systems (a)                 121             115              -              (7)             (1)             107

 Power Service (a) & (2)               2,268           2,166            (47)           (128)              -            1,991

 Transport (b)                           449             558              7             (38)              3              530

 Marine                                    2               2              -               -               -                2

 Power Industrial Turbines (a)           345             329           (324)             (5)              -                -
 & (2)

 Transmission & Distribution (3)         564             515           (394)            (26)            (95)               -

 Power conversion (3)                      -               -             (1)             (7)             87               79

 Other (c)                                73               -              -               -               5                5
                                   ------------    ------------   -------------    ------------    -----------     ------------
 GOODWILL, NET                         4,612           4,440           (759)           (256)             (1)          3,424
                                   ============    ============   =============    ============    ===========     ============

(1) From 1 April 2003,  the former Power Sector was  reorganised  into three new sectors, Power Turbo-Systems,  Power Service and Power Environment (See Note
    26).  Consequently,  the Goodwill, net allocated to the former Sector is now
    presented     to    reflect     the     current     reporting     structure.

(2) In April 2003,  the Group  announced  the  completion of the disposal of its small gas turbine  business  and on 1 August  2003,  the  completion  of the disposal of the medium gas turbines and industrial  steam turbines  business was announced,  both to Siemens. The related Service activities were sold in the same  transactions.  The result of these  transactions  is a decrease of
    Goodwill of € 371 million (See Note 3).

(3) In January 2004,  the Group  announced the completion of the disposal of the majority  of its T&D Sector  (excluding  Power  conversion  business).  As a result, Power conversion goodwill,  included in T&D Sector in March 2002 and
    2003, has been presented in a separate  line.  Goodwill  relating to the T&D activities not de-consolidated at 31 March 2004 is shown in the line "other"
    (See Note 3).

The gross value of goodwill  was € 5,452  million,  € 5,449  million and € 4,420 million at 31 March 2002, 2003 and 2004 respectively.

(a) Power Turbo Systems, Power Environment and Power Service (ex Power Sector)

The goodwill of Power Turbo Systems,  Power  Environment and Power Service arose from the acquisition of ABB ALSTOM Power in a two step process in 1999 and 2000.

The aggregate amount of goodwill  recorded in connection with the acquisition of
ALSTOM Power in the June 1999 and May 2000 transactions was € 3,953 million.

(b) Transport

In October 2000,  the Group  purchased 51% of Fiat  Ferroviaria  SPA now renamed
ALSTOM  Ferroviaria SPA for € 149 million.  Goodwill arising on that acquisition is € 109 million.

In April 2002, a put option requiring the Group to purchase the remaining 49% of the  capital  was  exercised  by Fiat Spa for an  amount of € 154  million.  The resulting goodwill increase amounts to € 158 million.

(c) Other

At 31 March 2003, other goodwill,  which substantially reflected the acquisition costs of the Group's  international  network  activity,  was re-allocated to the sectors which the Network serves.

(d) Impairment

The Group  requested a third party  valuer to provide an  independent  report as part  of  its  impairment  test,  performed  annually,  on  goodwill  and  other intangible assets (see Note 8).

The valuation in use was determined primarily by focusing on the discounted cash flow  methodology  which  captured  the  potential of the asset base to generate future profits and cash flow and was based on the following factors :

-   The Group's internal three year Business Plan prepared as part of its annual budget exercise at sector level and reviewed by external experts.
-   Extrapolation of the three year Business Plan over 10 years.
-   Terminal value at the end of the ten year period representing  approximately
    45% of total enterprise value.
-   The Group's Weighted Average Cost of Capital, post-tax, of 10.5 % to 11.5%.

The  valuation  supported  the  Group's  opinion  that its  goodwill  and  other intangible assets were not impaired on a reporting unit basis.

NOTE 8 - OTHER INTANGIBLE ASSETS, NET

                                                                                            TRANSLATION
                                   AT              AT                                       ADJUSTMENTS        AT
                                31 MARCH        31 MARCH     ACQUISITIONS/                   AND OTHER      31 MARCH
                                  2002            2003       AMORTISATION     DISPOSALS       CHANGES         2004
                                ---------       --------     -------------    ---------     -----------     ---------
                                                                   (IN € MILLION)
Gross value
                                  1,289          1,354              16           (193)            (5)        1,172
Amortisation
                                   (119)          (186)            (60)            30              -           (216)
                                ---------       --------     -------------    ---------     -----------     ---------
OTHER INTANGIBLE ASSETS, NET
                                  1,170          1,168             (44)          (163)            (5)           956
                                =========       ========     =============    =========     ===========     =========

Other intangible  assets mainly result from the allocation of the purchase price following  the  acquisition  of ABB's 50%  shareholding  in Power.  It  includes technology,  an installed base of customers and licensing agreements.  Additions in the  year-end  31 March 2003 and 2004  reflect  payments  under a  technology sharing  agreement  signed during the year ended 31 March 2002.
The decrease of € 163 million  results from the disposal of the small and medium gas turbine business and the industrial steam turbine business (see Note 3).

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET

                                           AT       AT                                CHANGES IN      TRANSLATION        AT
                                       31 MARCH  31 MARCH  ACQUISITIONS/               SCOPE OF     ADJUSTMENTS AND   31 MARCH
                                         2002      2003     DEPRECIATION  DISPOSALS  CONSOLIDATION   OTHER CHANGES      2004
                                       --------  --------  -------------  ---------  -------------  ---------------   --------
                                                                               (IN € MILLION)
Land                                        390      286          28        (122)         (37)              (3)           152
Buildings                                 1,661    1,505          43        (209)        (251)              25          1,113
Machinery and Equipment                   3,516    3,174         123        (296)        (759)              78          2,320
Tools, furniture, fixtures and others     1,009      947          76         (89)        (201)            (175)           558
                                        --------  -------   -------------  ---------  -------------  ---------------   --------
GROSS VALUE                               6,576    5,912         270        (716)      (1,248)             (75)         4,143
                                        --------  -------   -------------  ---------  -------------  ---------------   --------

Land                                        (23)      (8)         (2)           1            1                2            (6)
Buildings                                  (667)    (638)        (77)          98          150              (24)         (491)
Machinery and Equipment                  (2,541)  (2,415)       (199)         267          603               27        (1,717)
Tools, furniture, fixtures and others      (557)    (520)        (68)          62          143               23          (360)
                                        --------  -------   -------------  ---------  -------------  ---------------   --------
ACCUMULATED DEPRECIATION                 (3,788)  (3,581)       (346)         428          897               28        (2,574)
                                        --------  -------   -------------  ---------  -------------  ---------------   --------
Land                                        367      278          26         (121)         (36)             (1)           146
Buildings                                   994      867         (34)        (111)        (101)               1           622
Machinery and Equipment                     975      759         (76)         (29)        (156)             105           603
Tools, furniture, fixtures and others       452      427           8          (27)         (58)            (152)          198
                                        --------  -------   -------------  ---------  -------------  ---------------   --------
NET VALUE                                 2,788    2,331         (76)        (288)        (351)             (47)        1,569
                                        ========  =======   =============  =========  =============  ===============   ========
Assets financed through capital leases are not capitalised (see Note 27 (b)).

NOTE 10 - EQUITY METHOD INVESTMENTS AND OTHER INVESTMENTS, NET

Investments  in which the Group has direct or indirect  control of more than 50%
of the outstanding  voting shares or over which it exercises  effective control, are  fully  consolidated.  Only  investments  in which  the  Group has an equity interest of 20% to 50% and over which it  exercises  significant  influence  are accounted for under the equity method.

(A) EQUITY METHOD INVESTMENTS
                                                                     AT 31 MARCH
                                                        -----------------------------------       %        SHARE IN
                                                          2002         2003        2004       INTEREST    NET INCOME
                                                        -------      -------     -------      --------    ----------
                                                                               (IN € MILLION)
 Guangxi Laibin Electric Power Co Ltd "Figlec"              65           59           -           -              -
 Termoeléctrica del Golfo and Termoelectrica
 Peñoles                                                    72           87          66          49.5            0
 ALSTOM S.A. de C.V., Mexico                                10            8           8          49.0            2
 Others                                                     15            8          10                         (2)
                                                        -------      -------     -------                  ----------
 TOTAL                                                     162          162          84                          -
                                                        =======      =======     =======                  ==========

During  the year  ended 31 March  2004,  the  Group  sold to a third  party  its shareholding of 40 % of the registered  capital of a Chinese entity  "Figlec", a company which operates a thermal Power Plant at Laibin, China.

(B) OTHER INVESTMENTS, NET

                                                                                  AT 31 MARCH
                                                                --------------------------------------------------
                                                                 2002      2003                 2004%
                                                                ------    ------    ------------------------------   INTEREST
                                                                  NET       NET      GROSS     PROVISION      NET      2004
                                                                ------    ------    -------   -----------   ------   ---------
                                                                           (IN € MILLION)
Ballard                                                             40        22        29          (2)         27      2.37%
A-Train AB & A-Train Invest
AB (1)                                                              11         5         -           -           -        -
La Maquinista Vila Global                                           28         -         -           -           -        -
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS         16        20        20          (5)         15     13.60%
Tramvia Metropolita SA                                               7         8         8           -           8     25.35%
Tramvia Metropolita del Besos                                        -         8         8           -           8     25.35%
Others (2)                                                          37        20        39          (21)        18
                                                                ------    ------    ------    ----------    ------
TOTAL                                                              139        83       104          (28)        76
                                                                ======    ======    ======    ==========    ======
(1) A-Train AB & A-Train Invest AB were sold in January 2004
(2) No other investments' net value exceeds € 5 million

Information on the main other  investments at 31 March 2004 is based on the most recent financial statements available and is the following:

                                                                                SHARE IN
                                                                 NET INCOME     NET EQUITY
                                                                 ----------     ----------
                                                                     (IN € MILLION)
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS         119             43
Tramvia Metropolita SA                                                0              8
Tramvia Metropolita des Besos (Trambesos)                             0              8

NOTE 11 - OTHER FIXED ASSETS, NET

                                                          AT 31 MARCH
                                                 ------------------------------
                                                  2002        2003        2004
                                                 ------      ------      ------
                                                         (IN € MILLION)
Long term  loans, deposits and retentions           778         814         798
Prepaid assets - pensions (see Note 21)             469         397         357
Others                                               79          83          62
                                                 ------      ------      ------
OTHER FIXED ASSETS, NET (1)                       1,326       1,294       1,217
                                                 ======      ======      ======

(1) Include loans and cash deposits in respect of Marine vendor  financing  (See
    Note 27 (a)(2)) for total amounts of € 561 million,  € 510 million and € 329 million at 31 March 2002, 2003 and 2004, respectively.  At 31 March 2004, it also  includes € 125 million  held in escrow  following  the disposal of the small and medium gas turbine  businesses and the  industrial  steam turbines business.

NOTE 12 - INVENTORIES AND CONTRACTS IN PROGRESS, NET

                                                                                          AT 31 MARCH
                                                                            ---------------------------------------
                                                                              2002            2003           2004
                                                                            ---------       --------       --------
                                                                                      (IN € MILLION)
Raw materials and supplies                                                    1,586          1,485          1,094
Work and contracts in progress                                                6,929          5,198          3,363
Finished products                                                               361            276             63
INVENTORIES, AND CONTRACTS IN PROGRESS, GROSS                                 8,876          6,959          4,520
                                                                            ---------       --------       --------
Less valuation allowance                                                       (323)          (301)          (241)
                                                                            ---------       --------       --------
INVENTORIES, AND CONTRACTS IN PROGRESS, NET OF VALUATION ALLOWANCES           8,553          6,658          4,279
Less related customers' deposits and advances                                (2,960)        (2,050)        (1,392)
                                                                            ---------       --------       --------
INVENTORIES, AND CONTRACTS IN PROGRESS, NET OF VALUATION
ALLOWANCES AND RELATED CUSTOMERS' DEPOSITS AND ADVANCES                       5,593          4,608          2,887
                                                                            =========       ========       ========

NOTE 13 - TRADE RECEIVABLES, NET
                                                                                          AT 31 MARCH
                                                                            ---------------------------------------
                                                                              2002            2003           2004
                                                                            ---------       --------       --------
                                                                                      (IN € MILLION)
Trade receivables on contracts                                               10,376          10,941          7,499
Other trade receivables                                                       1,469           1,142            692
                                                                            ---------       --------       --------
TRADE RECEIVABLES, GROSS (1)                                                 11,845          12,083          8,191
Less valuation allowance                                                       (137)           (130)          (113)
                                                                            ---------       --------       --------
TRADE RECEIVABLES, NET OF VALUATION ALLOWANCES                               11,708          11,953          8,078
Less related customers' deposits and advances                                (6,978)         (7,098)        (4,616)
                                                                            ---------       --------       --------
TRADE RECEIVABLES, NET OF VALUATION ALLOWANCES AND RELATED
CUSTOMERS' DEPOSITS AND ADVANCES                                              4,730           4,855          3,462
                                                                            =========       ========       ========

(1) after sale of trade receivables (see Note 14)

NOTE 14 - SALE OF TRADE RECEIVABLES

The following table shows net proceeds from sale of trade receivables :

                                                             AT 31 MARCH
                                                   ------------------------------
                                                    2002        2003        2004
                                                   ------      ------      ------
                                                           (IN € MILLION)
Trade receivables sold                             1,388         357          94
Retained interests( Note 15)                        (352)          -           -
                                                   ------      ------      ------
NET CASH PROCEEDS FROM SALE OF TRADE RECEIVABLES   1,036         357          94
                                                   ======      ======      ======

During the year ended 31 March 2002, the Group sold trade  receivables  which it irrevocably  and without  recourse  transferred  eligible  receivables  to third parties. Under the terms of certain of these agreements, certain receivables are
pledged  as  credit   enhancement.   The  retained  interest  in  these  pledged
receivables remains on the consolidated balance sheet as other receivables.  The
Group generally continues to service, administer, and collect the receivables on behalf of the purchasers.

During the years ended 31 March 2003 and 2004, the Group sold,  irrevocably  and without  recourse,  trade  receivables  to third  parties.  The Group  generally continues to service,  administer,  and collect the receivables on behalf of the purchasers.

NOTE 15 - OTHER ACCOUNTS RECEIVABLES, NET

                                                           AT 31 MARCH
                                                  ------------------------------
                                                   2002        2003        2004
                                                  ------      ------      ------
                                                          (IN € MILLION)

Advances paid to suppliers                         1,192         758         528
Amounts due on local part of contracts               241         248         111
Income tax and other government receivables          519         496         450
Prepaid expenses                                     446         262         200
Retained interests in receivables (Note 14)          352           -           -
Others (1)                                           554         501         733
                                                  ------      ------      ------
OTHER ACCOUNTS RECEIVABLES, NET                    3,304       2,265       2,022
                                                  ======      ======      ======

(1) the  variation  between  fiscal  year  2003  and 2004 is  mainly  due to the receivables  held at 31 March 2004  following the disposal of the T&D Sector to Areva.

NOTE 16 - CHANGES IN NET WORKING CAPITAL

                                                    AT                                  CHANGES IN       AT
                                                 31 MARCH                TRANSLATION     SCOPE AND    31 MARCH
                                                   2003      CASH FLOW   ADJUSTMENTS      OTHERS        2004
                                                 --------    ---------   -----------    ----------    --------
                                                                         (IN  € MILLION)
Inventories and contract in progress, net          4,608       (389)          (99)        (1,233)       2,887
Trade and other receivables, net (1)               7,477       (770)         (144)          (985)       5,578
Sale of trade receivables, net                      (357)       267             -             (4)         (94)
Contract related provisions                       (3,264)       295           103            163       (2,703)
Other provisions                                    (296)      (113)            -              8         (401)
Restructuring provisions                            (138)      (271)           (1)            25         (385)
Customers' deposits and advances                  (3,541)         1            84            742       (2,714)
Trade and other payables                          (9,375)       985           174          1,188       (7,028)
                                                 --------    ---------   -----------    ----------    --------
NET WORKING CAPITAL                               (4,886)         5           117            (96)      (4,860)
                                                 ========    =========   ===========    ==========    ========

(1) before impact of net proceeds from sale of trade receivables

NOTE 17 - SHORT-TERM INVESTMENTS

                                        CARRYING VALUE    WITHIN 1 YEAR      1 TO 5 YEARS      OVER 5 YEARS
                                        --------------    -------------      ------------      ------------
                                                                   (IN € MILLION)
AT 31 MARCH 2002
Equity securities                              31                -                   -                31
Deposits                                      121              117                   4                 -
Bonds and other debt securities               179               18                 160                 1
                                        --------------    -------------      ------------      ------------
TOTAL                                         331              135                 164                32
                                        ==============    =============      ============      ============
AT 31 MARCH 2003
Government debt securities                      4                1                   3                 -
Deposits                                       53               53                   -                 -
Bonds and other debt securities                85               36                  43                 6
                                        --------------    -------------      ------------      ------------
TOTAL                                         142               90                  46                 6
                                        ==============    =============      ============      ============
AT 31 MARCH 2004
Bonds and other debt securities                39               35                   4                 -
                                        --------------    -------------      ------------      ------------
TOTAL                                          39               35                   4                 -
                                        ==============    =============      ============      ============

The aggregate fair value is € 333 million,  € 143 million and € 39 million at 31
March 2002, 2003 and 2004, respectively.

NOTE 18 - CASH AND CASH EQUIVALENTS

Cash  and cash  equivalents  include  cash at banks  and cash on hand of € 1,413 million,  € 897  million  and € 735  million  at 31  March  2002,  2003 and 2004 respectively,  and highly liquid investments of € 492 million, € 731 million and
€ 692 million at 31 March 2002, 2003 and 2004, respectively.

NOTE 19 - MINORITY INTERESTS

                                                    AT 31 MARCH
                                        ----------------------------------
                                         2002          2003          2004
                                        ------        ------        ------
                                                  (IN € MILLION)
BALANCE BEGINNING OF YEAR                 102            91            95
Share of net income                        23            15            (2)
Translation adjustment                     (1)          (15)           (4)
Dividend paid                             (21)           (1)           (3)
Change in scope and other changes         (12)            5           (18)
                                        ------        ------        ------
BALANCE END OF YEAR                        91            95            68
                                        ======        ======        ======

NOTE 20 - PROVISIONS FOR RISKS AND CHARGES

                                                                                            TRANSLATION
                                                                                            ADJUSTMENTS
                                      AT          AT                                            AND          AT
                                   31 MARCH    31 MARCH                                        OTHER      31 MARCH
                                     2002        2003     ADDITIONS   RELEASES    APPLIED     CHANGES*      2004
                                   --------    --------   ---------   --------    -------    ----------   --------
                                                                     (IN € MILLION)
     Warranties                      1,618         815        456        (138)      (225)        (101)        807
     Penalties and claims              774       1,766        175        (109)      (631)        (123)      1,078
     Contract loss accruals            490         412        251         (27)      (328)          (4)        304
     Other risks on contracts          333         271        384         (42)       (61)         (38)        514
PROVISIONS ON CONTRACTS              3,215       3,264      1,266        (316)    (1,245)        (266)      2,703
RESTRUCTURING                          178         138        645         (17)      (357)         (24)        385
OTHER PROVISIONS                       456         296        203         (47)       (43)          (8)        401
                                   --------    --------    --------    --------   -------    ----------   --------
TOTAL                                3,849       3,698      2,114        (380)    (1,645)        (298)      3,489
                                   ========    ========    ========    ========   =======    ==========   ========

*Including € (102) million of translation effects.

PROVISIONS ON CONTRACTS

GT24/GT26 HEAVY DUTY GAS TURBINES

In July 2000, the Group announced that it had experienced  significant technical difficulties in the  introduction  of the new GT24/GT26  heavy-duty gas turbines which are at the top end of the extensive range of gas turbines.  They are among the largest  individual  products the Group sells and are typically sold as part of a larger power project involving other Power products. The GT24/GT26 turbines are based upon  technology  developed by ABB which initiated the development and marketing of the GT24/GT26 turbines in 1995, and also entered into contracts for sales of these  turbines.  These  turbines  were based on an advanced  and novel design concept.  In connection  with the start of commercial  operation of these turbines  in 1999 and 2000,  a number of  significant  technical  problems  were identified affecting all the turbines.

In response,  the Group set in motion  high-priority  initiatives  to design and implement  modifications  across the fleet. The first step of these  initiatives was to de-rate the units so that they could operate in  commercial  service with lower efficiency and output,  while the Group developed the technical  solutions to allow full  rating  operation.  The Group also  embarked  on a  comprehensive programme  to  discuss  and  resolve  any  contractual  issues  with  customers.
Commercial   settlements  with  customers  were  negotiated  to  deal  with  the consequences  of the de-rating.  Typically,  what was proposed was a Performance
Recovery  Period of around 2-3 years,  prior to  implementing  the life-time and performance upgrades,  that the Group calls a "recovery package".  This deferred the timing of the date at which provisional  acceptance was achieved and related contractual remedies,  including liquidated damages,  apply. During that period, varying  solutions were applied  depending on the situation,  however in general the Group replaced  short life  components at its cost and agreed on contractual amendments, including revised financial conditions, with each customer.

By March 2003,  the  commercial  situation  with  respect to the  GT24/GT26  gas turbines became clearer.  The Group reached commercial  settlements on 61 of the
80  units  and of these  settlements  24 were  unconditional  that is to say the contracts  were in the normal  warranty  period,  and there was no obligation to upgrade  or pay  further  penalties.  Under  the  other  settlements,  the Group committed  to  make  additional  upgrade  improvements,  either  in  respect  of performance  or the life of key  components  and was required to pay  liquidated damages if the modified gas turbines did not meet performance criteria or if the
Group did not  respect  the agreed  time  delays for the  implementation  of the modifications.  As concerns the remaining 19 units for which no settlements  had been reached, 7 were subject to litigation, and negotiations were ongoing or not yet started for the remainder.  The orders in hand included € 558 million, at 31
March 2003, in respect of a GT26 suspended contract for four units on which the customer had an option for termination.  As this contract has now been terminated,  the orders in hand were adjusted  accordingly during the year ended
31 March 2004.

Notwithstanding the progress achieved since November 2002, the Group experienced unexpected  set backs and delays in  validating  and testing  several  important components of the recovery package,  notably the GT24 compressor upgrade and the
'full  lifetime'  blades.  These delays  resulted in being unable to respect the duration  of the  recovery  periods  agreed  with  some of its  customers  under applicable agreements,  including under conditional settlement agreements, prior to the implementation of the recovery package with the expected  improvements in performance,  efficiency and life of key components. In the current state of the energy  wholesale  markets,  customers do not have the incentive to accept these machines.  These  delays  therefore  mean  significantly  increased  exposure as customers  are less  inclined  to agree to further  extensions  of the  recovery periods  and are  invoking  penalties  and  liquidated  damages.  The Group also incurred  additional  costs because it has been forced to shut down the machines more  frequently  to replace short life  components at its expense.  The Group's previously expected targets were therefore not achievable.

As a  consequence,  the Group  revised its  analysis of the  residual  financial impact  of the  GT24/GT26  issue  on a  contract  by  contract  basis,  which it estimated at € 1,655 million net at 31 March 2003.

As of 31 March 2004,  the 73 machines in service had  accumulated  over  900,000 operating hours at high reliability levels.

The commercial situation with respect to the remaining 76 GT24/GT26 gas turbines initially sold continues to improve at 31 March 2004: 73 units are in commercial operation,  2 are  in  commissioning,  1 is in  construction.  Under  agreements covering  22 of the  units,  the  Group is  committed  to or  otherwise  has the opportunity to make upgrade  improvements within agreed time periods.  The other units which are in commercial  operation,  are either in normal warranty or have had those warranty periods expire.  All of the cases of client  litigation which affected 7 units as of March 2003 are now resolved via  satisfactory  commercial settlements.  There are commercial  disputes involving  contractual  arbitration with respect to two projects for which the customers have accepted the turbines, but allege that contractual penalties are due in amounts contested by the Group.

At 31 March 2002, € 1,489 million of provisions and accrued  contract costs were retained in respect of these  turbines  after  having  recorded € 1,075  million during the year.

The Group  recorded an  additional  € 1,637  million of  provisions  and accrued contract costs related to these turbines in the year ended March 2003, including
€ 83 million recorded in the Customer Service Segment (now Power Service Sector)
in respect of contracts transferred to this Segment as part of the Group's after market  operations  and on  which  it  has no  uncovered  exposure.  The  Group, therefore,  retained € 1,655 million of provisions and accrued contract costs at
31 March 2003 in respect of these turbines after taking into account  mitigation plans of € 454 million.  This provision did not take into account interest to be paid to customers (cost of carry),  the cost of which are recorded when it falls due.

In the year ended 31 March 2004,  provisions and accrued contract costs of € 825 million  were  utilised  and € 738  million  were  retained  at 31 March 2004 in
Provisions for Risks and Charges, after taking into account remaining mitigation plans of € 234 million and currency movements.

Actual costs incurred may exceed the amounts of provisions  retained at 31 March
2004 because of a number of factors, including cost overruns or delays the Group may incur in the  manufacture  of modified  components,  the  implementation  of modifications or the delivery of modified  turbines and the outcome of claims or arbitration made by or against the Group.

UK TRAINS

At 31 March 2004, provisions of € 41 million are retained in respect of UK train equipment supply contracts.

Actual costs incurred may exceed the amounts of provisions and accrued  contract costs  retained at 31 March 2004 as,  among other  items,  the outcome of claims made by or  against  the Group  are at such an early  stage  that no  meaningful assessment  of amounts  which may become due to or by the Group is possible.  On one of the UK contracts,  the West Coast Main Line, any settlement  will require the approval of the Strategic Rail Authority.

ALSTOM TRANSPORTATION INC.

During  the year  ended 31 March  2004,  the  Group  identified  and  recognised additional  costs of € 102 million of which € 44 million in provisions for risks on  contracts  following  the  re-estimation  of costs to  complete  on  several contracts in Alstom Transportation Inc. The additional provisions mainly concern
two  North  East  Corridor  (NEC)  line  contracts   together  with  receivables
write-down and accrued contract costs and other payables.

On these two NEC  contracts,  new build and  maintenance,  all parties agreed to enter a mediation phase starting June 2003. A resolution between the parties has been achieved in line with amounts previously provided.

RESTRUCTURING EXPENDITURES AND PROVISIONS

During the year ended 31 March 2004,  further  restructuring  plans were adopted for an amount of € 645 million in all  Sectors  other than  Marine,  and also in
Corporate  headquarters.  At 31 March 2004,  provisions  of € 385  million  were retained after an expenditure in the period of € 357 million.

During the year ended 31 March 2003, restructuring expenditure amounted to € 297 million.  New plans were  adopted  during the  period in Power,  Transmission  &
Distribution and Transport,  for which provisions have been created. At 31 March
2003,  restructuring  and  redundancy  provisions  mainly  relate  to Power  and
Transmission & Distribution Sectors.

During the year ended 31 March 2002, restructuring expenditure amounted to € 344 million,  principally in the Power,  Transmission  & Distribution  and Transport
Sectors.  New plans  were  adopted  during  the  period in  Transport  for which provisions  have been created  during the year. At 31 March 2002,  restructuring and redundancy provisions mainly relate to Power,  Transmission and Distribution and Power Conversion Sectors.

OTHER PROVISIONS

Other provisions  include € 144 million at 31 March 2002 and € 140 million at 31
March 2003 and 2004,  respectively  to cover Marine  vendor  financing  exposure
(Note 27 (a)).

NOTE 21 - RETIREMENT, TERMINATION AND POST-RETIREMENT BENEFITS

The Group provides  various types of retirement,  termination  benefits and post retirement  benefits  (including  healthcare  benefits and medical  cost) to its employees.  The type of benefits offered to an individual employee is related to local legal  requirements as well as the historical  operating  practices of the specific subsidiaries.

Termination  benefits are generally lump sum payments based upon an individual's years of credited service and annualised  salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the  employee's  years of  credited  service and average  final  earnings.  Most defined-benefit  pension  liabilities are funded through separate pension funds.
Pension plan assets  related to funded  plans are invested  mainly in equity and debt securities.  Other supplemental  defined-benefit pension plans sponsored by the Group for  certain  employees  are funded  from the  Group's  assets as they become due.

CHANGE IN BENEFIT OBLIGATION

                                   PENSION BENEFIT               OTHER BENEFITS                    TOTAL
                            ----------------------------   --------------------------   ----------------------------
                                     AT 31 MARCH                  AT 31 MARCH                    AT 31 MARCH
                            ----------------------------   --------------------------   ----------------------------
                              2002      2003      2004      2002      2003      2004      2002      2003      2004
                            --------  --------  --------   ------    ------    ------   --------  --------  --------
                                                                 (IN € MILLION)
ACCUMULATED BENEFIT
OBLIGATION AT
END OF YEAR                 (3,168)   (3,137)   (3,335)     (242)     (204)     (144)    (3,410)   (3,341)   (3,479)

BENEFIT OBLIGATION AT
BEGINNING OF YEAR           (3,865)   (3,527)   (3,339)     (206)     (242)     (204)    (4,071)   (3,769)   (3,543)
Service cost                   (99)     (107)      (86)       (3)       (2)       (1)      (102)     (109)      (87)
Interest cost                 (205)     (196)     (184)      (16)      (15)      (11)      (221)     (211)     (195)
Plan participants              (19)      (20)      (26)        -         -         -        (19)      (20)      (26)
contributions
Amendments                     (16)        1        (2)        -         -        15        (16)        1        13
Business Combinations /        359        (3)      129         -         -         -        359        (3)      129
disposals  (1)
Curtailment                      9        12         6         -         -         -          9        12         6
Settlements                      -        91        74         -         -         -          -        91        74
Actuarial (loss) gain          154       (97)     (234)      (31)      (12)       17        123      (109)     (217)
Benefits paid                  178       149       206        17        17        18        195       166       224
Foreign currency
translation                    (23)      358       (32)       (3)       50        21        (26)      408       (11)
                            -------   -------   -------    ------    ------    ------   --------  --------  --------
BENEFIT OBLIGATION AT
END OF YEAR                 (3,527)   (3,339)   (3,488)     (242)     (204)     (145)    (3,769)   (3,543)   (3,633)
                            =======   =======   =======    ======    ======    ======   ========  ========  ========

(1) IN THE YEAR ENDED 31 MARCH 2002, THE BUSINESS  COMBINATION RELATES MAINLY TO
    THE PURCHASE AND THE  INTEGRATION OF RAILCARE  LIMITED AND TO THE SALE OF GT
    RAILWAYS MAINTENANCE LIMITED AND CONTRACTING SECTOR.

    IN THE YEAR ENDED 31 MARCH 2004, THE BUSINESS  COMBINATION RELATES MAINLY TO
    THE DISPOSAL OF T&D SECTOR (EXCLUDING POWER CONVERSION BUSINESS).

CHANGE IN PLAN ASSETS

                                            PENSION BENEFIT               OTHER BENEFITS                    TOTAL
                                       --------------------------    ------------------------     -------------------------
                                              AT 31 MARCH                   AT 31 MARCH                  AT 31 MARCH
                                       --------------------------    ------------------------     -------------------------
                                        2002      2003      2004      2002     2003     2004       2002      2003     2004
                                       ------    ------    ------    ------   ------   ------     ------    ------   ------
                                                                          (IN € MILLION)
FAIR VALUE OF PLAN
ASSETS AT
 BEGINNING OF YEAR                     3,322      2,712     2,012        -         -        -      3,322    2,712    2,012
Actual return on plan assets            (165)      (282)      302        -         -        -       (165)    (282)     302
Company contributions                     81         73        74        -         -        -         81       73       74
Plan participant contributions            19         23        26        -         -        -         19       23       26
Business Combinations/disposals (1)     (444)       (30)       12        -         -        -       (444)     (30)      12
Settlements                                -        (75)      (33)       -         -        -          -      (75)     (33)
Benefits paid                           (122)       (95)     (159)       -         -        -       (122)     (95)    (159)
Foreign currency translation              21       (314)       29        -         -        -         21     (314)      29
                                       ------    ------    ------    ------   ------   ------     ------    ------   ------
FAIR VALUE OF PLAN ASSETS AT
 END OF YEAR                           2,712      2,012     2,263        -         -        -      2,712    2,012    2,263
FUNDED STATUS OF THE PLAN               (815)    (1,327)   (1,225)   (242)     (204)    (145)    (1,057)  (1,531)  (1,370)
Unrecognised actuarial loss (gain)       506        933       904       34        34       14        540      967      918
Unrecognised prior service cost           18         11         8        -        (1)     (14)        18       10       (6)
Unrecognised transitional obligation     (26)       (24)      (29)       -         3        2        (26)     (21)     (27)
                                       ------    ------    ------    ------   ------   ------     ------    ------   ------
(ACCRUED) PREPAID BENEFIT COST          (317)      (407)     (342)    (208)     (168)    (143)      (525)    (575)    (485)
                                       ------    ------    ------    ------   ------   ------     ------    ------   ------
OF WHICH:
ACCRUED PENSIONS AND RETIREMENT
BENEFITS                                (786)      (804)     (699)    (208)     (168)    (143)      (994)    (972)    (842)
PREPAID ASSETS (NOTE 11)                 469        397       357        -         -        -        469      397      357

(1) IN THE YEAR ENDED 31 MARCH 2002, THE BUSINESS  COMBINATION RELATES MAINLY TO
    THE PURCHASE AND THE  INTEGRATION OF RAILCARE  LIMITED AND TO THE SALE OF GT
    RAILWAYS MAINTENANCE LIMITED AND CONTRACTING SECTOR.

    IN THE YEAR ENDED 31 MARCH 2004, THE BUSINESS  COMBINATION RELATES MAINLY TO
    THE DISPOSAL OF T&D SECTOR (EXCLUDING POWER CONVERSION BUSINESS).

COMPONENTS OF PLAN ASSETS

                                                              AT 31 MARCH
                                      2002                      2003                      2004
                            -----------------------    ----------------------    -----------------------
                            (IN € MILLION)      %      (IN € MILLION)     %      (IN € MILLION)      %

Equities                         1,646        60.7         1,156        57.5          1,289        57.0
Bonds                              827        30.5           641        31.8            734        32.4
Properties                         142         5.2           129         6.4            137         6.0
Others                              97         3.6            86         4.3            103         4.6
                               ---------    --------     --------     --------       --------    --------
TOTAL                            2,712         100         2,012         100          2,263         100
                               =========    ========     ========     ========       ========    =======-

The actuarial  assumptions  used vary by business  unit and country,  based upon local considerations:

ASSUMPTIONS (WEIGHTED AVERAGE RATES)

                                             PENSION BENEFIT                           OTHER BENEFITS
                                   -----------------------------------      ------------------------------------
                                            YEAR ENDED 31 MARCH                      YEAR ENDED 31 MARCH
                                   -----------------------------------      ------------------------------------
                                     2002         2003          2004          2002          2003          2004
                                   ---------    ---------    ---------      ---------     ---------     --------
Discount rate                        6.14%        5.90%         5.66%         7.25%        6.75%         6.3%
Rate of compensation increase        3.31%        3.28%         3.00%          N/A           N/A           N/A
Expected return on plan assets       7.79%        7.57%         8.00%          N/A           N/A           N/A

Regarding the Expected return of plan assets, the same basis has been applied in all countries where the Group has assets covering its pension  liabilities:  the
Expected return on plan assets is the weighted  average of the returns of bonds, equities and properties portfolios determined as follows:

-   Equity return = risk free rate (government bond yield) + Equity risk premium
    (4%)
-   Bond return = Discount rate
-   Property return = Equity return - 1%

The 4% equity  risk  premium is  considered  to be a fair  assumption  given the following reasons:

-   It reflects the relatively low valuation of stock markets, following 3 years of stock market declines,
-   In  addition,  risk  free  rates  are  low by  historical  standards  due to disappointing growth and aggressive monetary policies.

The following  table shows the amounts of net periodic  benefit cost for each of the three years ended 31 March 2002, 2003 and 2004.

                                                            PENSION BENEFIT                    OTHER BENEFITS
                                                      ----------------------------      --------------------------
                                                          YEAR ENDED 31 MARCH               YEAR ENDED 31 MARCH
                                                      ----------------------------      --------------------------
                                                       2002       2003       2004        2002      2003      2004
                                                      ------     ------     ------      ------    ------    ------
                                                                              (IN € MILLION)
Service cost                                             99        107         86         3          2         1
Interest cost                                           205        196        184        16         15        11
Expected return on plan assets                         (208)      (193)      (147)        -          -         -
Amortisation of unrecognised prior service cost          (8)         2          1         -          -         -
Amortisation of actuarial net loss (gain)                11         16         61         -          1         -
Curtailments/Settlements                                (32)         9       (143)        -          -         -
                                                      ------     ------     ------     ------     ------    ------
NET PERIODIC BENEFIT COST                                67        137         42        19         18        12
                                                      ======     ======     ======     ======     ======    ======
Curtailments/Settlements  effects  included in Net
gain on disposal of investments (See Note 4) (1)          -          -        149         -          -         -
                                                      ------     ------     ------     ------     ------    ------

NET PERIODIC  BENEFIT COST  CLASSIFIED IN PENSIONS
(SEE NOTE 4)                                             67        137        191        19         18        12
                                                      ======     ======     ======     ======     ======    ======

(1) Disposal  of T&D  Sector  as well as  Small  and  Medium  gas  turbines  and
    Industrial steam turbines businesses.

The  Group's  health care  plans,  disclosed  in other  benefits  are  generally contributory with participants'  contributions adjusted annually. The healthcare trend  rate is  assumed  to be 10% in the  year  ended  31  March  2004 and 7.4%
thereafter.

In addition to the net periodic  benefit cost disclosed above, the Group charged in pensions costs  contributions  related to schemes mixing defined benefits and
defined   contributions   for  €  32  million   together   with   multi-employer
contributions for € 28 million.

The total of pension  and other post  retirement  benefit  costs for each of the three year ended 31 March  2004 are shown in Note 4 - Other  income  (expenses), net.

The total cash spend in the year ended 31 March 2004 was € 199 million.

NOTE 22 - FINANCIAL DEBT

(A) ANALYSIS BY NATURE

                                                                                      AT 31 MARCH
                                                                        --------------------------------------
                                                                          2002           2003           2004
                                                                        --------       --------       --------
                                                                                     (IN € MILLION)
Redeemable preference shares (1)                                            -              205            205
Subordinated notes (2)                                                      -              250            250
Bonds (3)                                                                 1,200          1,200            650
Syndicated loans (4)                                                      1,550          2,627          1,922
Subordinated long term bond (TSDD) (5)                                        -              -            200
Subordinated bonds reimbursable with shares (TSDDRA) (6)                      -              -            300
Bilateral loans                                                             283            358            260
Bank overdraft and other facilities                                         779            266            274
 Commercial paper (7)                                                       455             83              -
Accrued interest                                                             33             50             46
                                                                        --------       --------       --------
TOTAL                                                                     4,300          5,039          4,107
                                                                        ========       ========       ========
Future receivables securitised, net (8)                                   1,735          1,292            265
                                                                        --------       --------       --------
FINANCIAL DEBT                                                            6,035          6,331          4,372
                                                                        ========       ========       ========
Long-term portion                                                         3,644          3,647          3,829
Short-term portion                                                        2,391          2,684            543

(1) On 30 March  2001,  a wholly  owned  subsidiary  of ALSTOM  Holdings  issued perpetual, cumulative, non voting, preference shares for a total amount of €
    205 million.
    The preference shares were not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th anniversary of the issue date or at any time in case of certain limited specific pre identified events.  Included in those events,  are changes in tax laws and the issuance of new share capital.
    In July  2002 an  issue  of  shares  was  made  triggering  the  contractual redemption of the preferred  shares at 31 March 2006 at a price equal to par value together with dividends accrued, but not yet paid.

(2) The Group  issued,  on  September  2000, € 250 million  Auction Rate Coupon
    Undated  Subordinated  Notes.  In March 2003,  the terms of redemption  were amended and the notes are  redeemable in September  2006.  They retain their subordinated nature and rank "pari passu" with holders of other subordinated indebtedness.  Interest is payable  quarterly,  at  variable  rates based on
    EURIBOR.

(3) On July 26, 1999,  the Group  issued  bonds for a principal  amount of € 650 million with a 7 year  maturity,  listed on the Paris and  Luxembourg  Stock
    Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006. On
    February 6, 2001,  the Group  issued  bonds for a principal  amount of € 550 million with a 3 year  maturity,  listed on the Luxembourg  Stock  Exchange, bearing a 5.625% coupon. These bonds have been redeemed at par on 6 February
    2004.

(4) Syndicated loans

    Syndicated loans include:

    - A 5-year  subordinated  debt facility  signed on 30 September  2003 with a syndicate of banks and financial  institutions for an amount up to € 1,563 million,  as part of the new financing  package (the  "Financing  package)
      which was announced on 22 September 2003,  following an agreement  reached with all interested parties.

      This  subordinated debt facility is divided between the term loan "Part A"
      of € 1,200 million and the revolving credit "Part B" of € 363 million.

      The "Part A" has been made  available  in two  advances  used to repay the outstanding  balance of the € 1,250 million 2004  Multicurrency  Revolving
      Credit  Agreement,  commercial paper (BILLETS DE TRÉ ESORERIE) and the € 550 million bonds in full. The "Part B" is available since 20 January 2004 and was not drawn at 31 March 2004.

    - € 722 MILLION AS PART OF A 2006 MULTICURRENCY REVOLVING CREDIT AGREEMENT.

    The subordinated debt facility and the 2006  Multicurrency  Revolving Credit
    Agreement  are  subject  to  new  financial   covenants  amending  the  ones
    applicable at 31 March 2003.

Under this  agreement,  upon the  occurrence  and  continuation  of events  that qualify as events of default (or early repayment events), the lenders may cancel all commitments  and declare all  outstanding  amounts to be immediately due and payable.

On the basis of the Consolidated  Financial  Statements as of 31 March 2004, the
Group would have failed to comply with the financial covenants "Consolidated net worth" and "EBITDA"  described  below. In late April 2004, the Group obtained an agreement  from its lenders to suspend these  covenants  until 30 September 2004 and expects to negotiate new financial covenants before this date.

                                           MINIMUM
                         MINIMUM       CONSOLIDATED NET      MAXIMUM TOTAL DEBT     MAXIMUM       MINIMUM
                         INTEREST           WORTH           (EXCLUDING TSDDRA *)    NET DEBT       EBITDA
                          COVER      (INCLUDING TSDDRA *)                           LEVERAGE

COVENANTS                  (a)               (b)                    (c)                (d)          (e)
                         --------    -------------------    --------------------    --------    ------------
                                        (IN € MILLION)         (IN € MILLION)                  (IN € MILLION)

March 2004                                   1,400                 4,750                            100

June 2004                                                          4,850

September 2004                               1,000                 4,800                            230

December 2004                                                      4,600

March 2005                 1.2               1,100                 4,450               8.0

June 2005                                                          4,650

September 2005             1.6                 850                 4,650               7.5

December 2005                                                      4,600

March 2006                 2.5               1,150                 4,450               4.0

June 2006                                                          4,400

September 2006             2.5               1,150                 4,400               3.6

December 2006                                                      4,400

March 2007                 2.5               1,150                 4,400               3.6

June 2007                                                          4,400

September 2007             2.5               1,150                 4,400               3.6

December 2007                                                      4,400

March 2008                 2.5               1,150                 4,400               3.6

June 2008                                                          4,400

--------------
    *   TSDDRA,  or "titres  subordonnés  à durée  déterminée  remboursables  en actions"
    (a) Ratio of EBITDA (see (e) below) to  consolidated  net financial  expense
        (interest expense plus securitisation expenses less interest income).

    (b) Sum of shareholders'  equity and minority  interests (this covenant will not  apply  if  and  for  as  long  as  ALSTOM's  long  term  unsecured, unsubordinated  debt is  assigned  a credit  rating of at least  Baa3 by
        Moody's or BBB- by Standard & Poor's).  For  purposes of this  financial covenant, consolidated net worth shall include the TSDDRA.

    (c) Sum  of the  financial  debt  and  the  net  amount  of  sale  of  trade receivables (this covenant will not apply if and for as long as ALSTOM's long term unsecured,  unsubordinated debt is assigned a credit rating of at least Baa3 by Moody's or BBB- by Standard & Poor's).  For purposes of this financial  covenant,  total debt is to be calculated  excluding the
        TSDDRA.

    (d) Ratio  of  total  net  debt  (total   financial  debt  less   short-term
        investments  and cash and cash  equivalents)  to EBITDA (see (e) below).
        For  purposes  of  this  financial  covenant,  total  financial  debt is contractually to be calculated excluding the TSDDRA.

    (e) Earnings Before Interest and Tax plus  depreciation  and amortisation as
        set  out  in   Consolidated   Statements  of  Cash  Flow  less  goodwill
        amortisation and less capital gain on disposal of investments.

(5) As part of the financing  package  mentioned  above,  the Group issued € 200 million of  subordinated  bonds with a 15-year  maturity to the French State
    ("TSDD" or titres subordonnés à durée déterminée).  These subordinated bonds are  carrying  an  interest  rate of  EURIBOR  plus  5%,  of  which  1.5% is capitalised annually and paid upon reimbursement

(6) As part of the financing  package  mentioned  above,  the Group issued € 300 million of subordinated  bonds with a 20-year  maturity to the French State, which will be automatically reimbursable with shares upon the approval of the reimbursement with shares by the European Commission ("TSDDRA" or titres subordonnés à durée déterminée remboursables en actions). These subordinated bonds are  carrying an interest  rate of 2% until a decision of the European
    Commission  is obtained,  at which point (if the  decision is negative)  the rate will be adjusted to EURIBOR plus 5%, of which 1.5% will be  capitalised annually and paid upon reimbursement.  The issue price for each bond will be
    1.25, and each will be reimbursable with one share, subject to anti-dilution adjustments

(7) The  total   authorised   commercial  paper  program  is  €  2,500  million,
    availability  being subject to market  conditions.  As part of the financing package,  the  French  State and a  consortium  of banks have  committed  to subscribe, if requested by the Group, an amount of commercial paper of € 420 million until January 2005.

(8) The Group sold, in several  transactions,  the right to receive payment from certain  customers  for  future  receivables  for a net  amount  of €  1,735 million,  € 1,292 million and € 265 million at 31 March 2002, 2003 and 2004, respectively.  The Total  amount of € 265 million at 31 March 2004  concerns
    Transport Sector.

Total  available  credit  lines at Group level at 31 March 2004 of € 783 million are  constituted  of € 420 million of commercial  paper and € 363 million of the tranche B of the Subordinated loans not yet drawned.

(B) ANALYSIS BY MATURITY AND INTEREST RATE

                                             SHORT TERM                                          LONG TERM
                                             ----------  ----------------------------------------------------------------------
                                             LESS THAN                                                  AFTER 5      AVERAGE
(IN € MILLION)                        TOTAL    1 YEAR    1-2 YEARS   2-3 YEARS   3-4 YEARS   4-5 YEARS   YEARS    INTEREST RATE
                                     -------   -------   ---------   ---------   ---------   ---------  --------  -------------
Redeemable preference shares            205         -        205           -            -            -         -        5,2%
Subordinated notes                      250         -          -         250            -            -         -       14,2%
Bonds                                   650         -          -         650            -            -         -        3,5%
                                                                                                                        (1)
Syndicated loans                      1,922         -          -         722            -        1,200         -        5,7%
Subordinated long term bond (TSDD)      200         -          -           -            -                    200        7,3%
Subordinated bonds reimbursable                     -          -           -            -            -
with shares (TSDDRA)                    300                                                                  300        2,0%
Bilateral  loans                        260                   27          33          200            -         -        4,3%
Bank overdraft and other facilities     274       232         14           6            3            3        16        3,4%
Commercial Paper                          -         -          -           -            -            -         -          -
Accrued interests                        46        46          -                                                          -
                                     -------   -------   ---------   ---------   ---------   ---------  --------
TOTAL                                 4,107       278        246       1,661          203        1,203       516
                                     =======   =======   =========   =========   =========   =========  ========
Future receivables securitised,
net (2)                                 265       265          -           -            -            -         -        5,4%
                                     -------   -------   ---------   ---------   ---------   ---------  --------
FINANCIAL DEBT                        4,372       543        246       1,661          203        1,203       516
                                     =======   =======   =========   =========   =========   =========  ========

(1) including the effects of interest rate swaps  associated with the underlying debt (see Note 29 (b)).
(2) the reimbursement of which will come from the direct payment of the customer to the investor to whom the Group sold the right to receive the payment.

                                                       AT 31 MARCH 2004
                                                -----------------------------
                                                  AMOUNT
                                                  BEFORE        AMOUNT AFTER
                                                  HEDGING        HEDGING(1)
                                                ------------   --------------
                                                        (IN € MILLION)

Financial debt at fixed rate                        1,055             735
Financial debt at floating rate(2)                  3,317           3,637
                                                ------------   --------------
TOTAL                                               4,372           4,372
                                                ============   ==============

(1) after taking into  account € 320 million of interest  swaps  converting  the financial debt at fixed rates into variable rates (see Note 29 (b))
(2) floating interest rates are based on EURIBOR and LIBOR

(C) ANALYSIS BY CURRENCY
                                                           AT 31 MARCH
                                                   ----------------------------
                                                    2002       2003       2004
                                                   ------     ------     ------
                                                          (IN € MILLION)
Euro                                                5,676      6,205      4,214
US dollar                                             125         22        112
Swiss franc                                             -          -          8
Mexican peso                                           59          -          -
British Pound                                          24          3         12
Other currencies                                      151        101         26
                                                   ------     ------     ------
TOTAL                                               6,035      6,331      4,372
                                                   ======     ======     =======

NOTE 23 - ACCRUED CONTRACT COSTS AND OTHER PAYABLES

                                                           AT 31 MARCH
                                                   ----------------------------
                                                    2002       2003       2004
                                                   ------     ------     ------
                                                          (IN € MILLION)
Accrued contract cost (contract completion)         2,725      2,822      2,229
Staff and associated costs                            910        888        694
Income taxes                                          158        192        195
Other taxes                                           239        254        291
Others                                                506        590        489
                                                   ------     ------     ------
ACCRUED CONTRACT COSTS AND OTHER PAYABLES           4,538      4,746      3,898
                                                   ======     ======     ======

NOTE 24 - QUEEN MARY II FINANCING

In the year ended 31 March 2003 the Group's  marine  subsidiary  entered  into a construction finance contract in respect of one ship delivered in December 2003.
Under the terms of this contract finance was made available against  commitments to suppliers and to work in progress.  The amounts financed were secured against the  ship  involved  and the  future  receivable  was  collaterised  by way of a guarantee of the prefinancement.

Cash  received  was  firstly  been  applied  against  amounts  included in trade receivables  then against work in progress  and where  commitments  made did not become  work in  progress  cash  was  shown  as part of  customer  deposits  and advances.

At 31 March 2003 cash received on this pre-financing was € 453 million, of which
€ 434 million was applied and the remaining  balance of € 19 million included in customer deposits and advances.

At 31 March 2004, this financing is fully repaid.

NOTE 25 - FINANCING ARRANGEMENTS

(A) SPECIAL PURPOSE LEASING ENTITIES

At 31 March 2004,  the Group has  interests  in eight  special  purpose  leasing entities relating to seven cruise-ships and sixty locomotives. Because the Group has no shares in these entities, they are not consolidated. Four special purpose entities are active at 31 March 2004, the four others being dormant.

During the year ended 31 March 2002 the  leasing  arrangements  of four  special purpose leasing entities owning four cruise-ships  were  re-organised  following the  bankruptcy  of  Renaissance  Cruises  which went into Chapter 11 bankruptcy proceedings in September  2001 and for which the Group had previously  built and delivered eight cruise-ships.

The four cruise-ships  owned by four special purpose leasing entities which were afterwards put into liquidation were subsequently sold to separate  subsidiaries of Cruiseinvest  L.L.C, a subsidiary of Cruiseinvest  (Jersey) Ltd, an entity in which the Group has no shares.

Consequently,  at 31 March  2003 and 2004,  the Group has four  ongoing  leasing arrangements,  three  relating to Marine  Sector and one  relating to  Transport
Sector.

The summarised balance sheets is as follows :

                                                           AT 31 MARCH
                                                   ----------------------------
                                                    2002       2003       2004
                                                   ------     ------     ------
ASSETS                                                    (IN € MILLION)
Fixed assets, net                                      88         85        118
Long-term receivables, net (*)                        923        770        677
Advance payments                                       10         10         10
Other assets                                           43         41         29
                                                   ------     ------     ------
TOTAL                                               1,064        906        834
                                                   ======     ======     ======
LIABILITIES
Bank borrowings (1)                                   634        510        602
Alstom borrowings (2)                                 270        266        115
Customers retentions                                  160        130        117
                                                   ------     ------     ------
TOTAL                                               1,064        906        834
                                                   ======     ======     ======

(*) Long-term receivables, net are presented net of unearned income that amounts to € 552  million,  € 457 million  and € 366 million at 31 March 2002,  2003 and
2004 respectively.

The decrease of total  balance  sheet in fiscal year 2003 and 2004 is mainly due to the appreciation of Euro against US dollar during the periods.

(1) Bank borrowings

Marine

Borrowing of one entity totalling € 123 million,  € 111 million and € 96 million at 31 March 2002, 2003 and 2004, respectively is guaranteed by the Group. In the event of the  guarantee of repayment of  borrowings  being  called,  the Group's position is secured on the underlying assets of the entity. The Group's exposure is disclosed in Note 27 (a) (2) "vendor financing".

Borrowings of the two other  entities of € 224 million,  € 147 million and € 263 million at 31 March 2002, 2003 and 2004,  respectively are not guaranteed by the
Group which consequently has no exposure in respect of these borrowings.

Transport

Borrowings of the entity involving sixty locomotives  totalling € 287 million, €
252 million and € 243 million at 31 March 2002, 2003 and 2004,  respectively are guaranteed  by a Western  European  state with no recourse to the members of the entity in case of  default.  The  Group  has no  exposure  in  respect  of these borrowings.

(2) Alstom borrowings

Marine

Two leasing entities are also directly  financed by the Group for an amount of €
270  million,  € 223 million  and € 48 million at 31 March 2002,  2003 and 2004, respectively, that will increase to a maximum of approximately € 49 million (USD
60 million) in 2005. The decrease is due to the  appreciation of Euro against US dollars  during the fiscal year 2003 and 2004 and the  repayment  of part of the financing  granted for an amount of  approximately  € 180 million in fiscal year
2004.

In  addition,  at 31 March 2004,  a loan of € 17 million has been granted to the other leasing entity.  This financing is secured by ship mortgages.  The Group's exposure is disclosed in Note 27 (a) (2) "vendor financing".

Transport

The entity  involving sixty  locomotives is also directly  financed by the Group for an  amount  of € 43  million  and € 50  million  at 31 March  2003 and 2004, respectively,  that will increase to a maximum of  approximately € 61 million in
2009. This financing is guaranteed by a Western European state. The Group has no exposure in respect of these borrowings.

As a  consequence,  at 31 March  2003 and 2004,  the  Group's  vendor  financing exposure  in respect  of these  entities  is € 351  million  and € 162  million, respectively (see Note 27 (a) (2) "vendor financing").

The summarised income statement is as follows:

                                                       YEAR ENDED 31 MARCH
                                                   ----------------------------
                                                    2002       2003       2004
                                                   ------     ------     ------
                                                           (IN € MILLION)
Lease income                                          58         63         58
Financial expenses                                   (69)       (60)       (54)
Other income (expenses)                               11         (3)        (4)
                                                   ------     ------     ------
NET INCOME (LOSS)                                      -          -          -
                                                   ======     ======     ======

Such  arrangements are structured in such a way that cumulative  results of each special  purpose  leasing  entity  equal  zero at the  end of each  arrangement, interest  expenses  being  compensated  by leasing  revenues.  As a consequence, interim net income  (loss) is put to zero by the  recording  of a  corresponding liability (asset) to reflect the substance of the transactions.

(B) CRUISEINVEST

The ultimate  owner of  Cruiseinvest  (Jersey) Ltd, a company,  incorporated  on
November  12,  2001,  is a Jersey  charitable  trust.  The main  assets  of this
structure  through   subsidiaries  of  Cruiseinvest  LLC  are  six  cruise-ships initially  delivered to  Renaissance,  the  ownership  of which was  reorganised following the bankruptcy of Renaissance Cruises, including the four cruise-ships referred to in Note 25(a), and acquired after a sealed bid auction process.

The summarised condensed balance sheets is as follows:

                                                                                    AT 31 MARCH
                                                                    -------------------------------------------
                                                                     2002 (*)         2003 (**)        2004 (**)
                                                                    ---------        ----------       ---------
                                                                                     (IN € MILLION)
Cruise ships at cost, net                                            1,026              907              781
Other assets                                                            26                6                6
                                                                    ---------        ----------       ---------
TOTAL ASSETS                                                         1,052              913              787
                                                                    =========        ==========       ========-
Retained earnings (including Cumulative Translation Adjustments)         -                7              (67)
Net income (loss)                                                        -              (85)             (63)
                                                                    ---------        ----------       ---------
NET EQUITY                                                               -              (78)            (130)
Bank borrowings (1) & (***)                                            857              804              718
Alstom limited recourse notes  (2) & (***)                             195              169              159
Alstom credit lines (3) & (***)                                          -               15               35
Other payables                                                           -                3                5
                                                                    ---------        ----------       ---------
TOTAL LIABILITIES                                                    1,052              913              787
                                                                    =========        ==========       ========-

(*)   Unaudited, based on data provided by Cruiseinvest at 31 December 2001.
(**)  Based on financial statement information provided by Cruiseinvest prepared
      in  accordance   with   International   Financial   Reporting   Standards.
      Cuiseinvest's  independent  auditors have indicated a likely impairment in the  carrying  value of the  vessels  which the Group  has  considered  in determining  its vendor  financing  provision (see Note 27 (a) (2) "Vendor
      Financing").
(***) Including interests due and accrued.

(1) The  Group  guaranteed  some  of the  financing  arrangements  up to US $173 million  at 31 March  2002 and 2003 and US $156  million at 31 March 2004 (€
    197  million  at 31 March  2002 , € 159  million  at 31 March 2003 and € 128 million at 31 March  2004) of which US $84 million (€ 96 million at 31 March
    2002,  € 77 million at 31 March 2003 and € 69 million at 31 March  2004) are supported by a cash deposit.

(2) The Group  purchased US $170 million (€ 195 million at 31 March 2002 , € 156 million at 31 March 2003 and € 139 million at 31 March 2004) of subordinated
    limited   recourse  notes  issued  by   Cruiseinvest   (Jersey)  Ltd.  These
    subordinated  limited  recourse notes are composed of a series of five notes bearing  interest  at 6% per  annum  payable  half  yearly in  arrears,  and maturing in December  2011. The right of the Group as note-holder is limited to amounts that shall become  payable up to the value of the notes.  Related interest due and accrued  amounted to € 13 million at 31 March 2003 and € 20 million at 31 March 2004.

(3) The Group provided  Cruiseinvest LLC with a € 40 million line of credit,  of which € 15  million  and € 16  million  was drawn  down at 31 March 2003 and
    2004,  respectively.  Additional loans were granted by the Group at 31 March
    2004 for an amounts of € 16 million to Cruiseinvest Jersey Ltd subsidiaries.
    Related interest due and accrued amounted to € 3 million at 31 March 2004.

The decrease of total  balance sheet in fiscal years 2003 and 2004 is mainly due to the appreciation of Euro against US dollar during the period.

At  31  March  2003,  the  Group's  vendor  financing  exposure  in  respect  of
Cruiseinvest  was € 368  million,  corresponding  to the limited  recourse  note including interest of € 169 million, the total commitment concerning the line of credit of € 40 million and € 159 million of guarantees  given on borrowings (see
Note 27 (a) (2) "Vendor financing").

At  31  March  2004,  the  Group's  vendor  financing  exposure  in  respect  of
Cruiseinvest is € 323 million,  corresponding  to the limited recourse note of €
139 million,  excluding  interest,  the total commitment  concerning the line of credit of € 40 million,  € 128 million of  guarantees  given on  borrowings  and loans to Cruiseinvest subsidiaries of € 16 million, excluding interest (see Note
27 (a) (2) "Vendor financing").

The summarised income statement of Cruiseinvest is as follows:

                                                     YEAR ENDED 31 MARCH
                                                   -----------------------
                                                    2003             2004
                                                   ------           ------
                                                       (IN € MILLION)
Lease income                                           5               28
Operating expenses                                   (19)             (31)
Depreciation expense                                 (35)             (28)
                                                   ------           ------
OPERATING LOSS                                       (49)             (31)
Financial expenses                                   (36)             (32)
                                                   ------           ------
NET INCOME (LOSS)                                    (85)             (63)
                                                   ======           ======

The Article 133 of the Loi de Sécurité  Financière  suppressed the obligation to hold  shares  for  consolidation  of  controlled  entities.  As  a  consequence, remaining  entities  that the Group will  control  without  owning share will be consolidated next fiscal year.

NOTE 26 - SECTOR AND GEOGRAPHIC DATA

A) SECTOR DATA

The  Group is  managed  through  Sectors  of  activity  and has  determined  its reportable segments accordingly.

Starting from 1 April 2003, the Group is organised in seven sectors:

The Former Power sector has been  reorganised  into three new sectors.  Starting from 1st April 2003,  the former Gas Turbine and Steam Power Plant segments have been merged into Power Turbo-systems, the Boiler & Environment and Hydro segment have been merged into Power  Environment,  the Customer Service segment has been renamed Power Service.

o   POWER TURBO-SYSTEMS SECTOR

Power  Turbo-Systems  provides  steam  turbines,   generators  and  power  plant
engineering and construction and mid-range gas turbines.

o   POWER ENVIRONMENT SECTOR

Power   Environment   focuses  on  emissions  control  equipment  in  the  power generation,  petrochemical  and  industrial  markets;  demand for  upgrades  and modernisation  of  existing  power  plants;  hydro  power  plant  refurbishment;
small-scale hydro plants; and large-scale irrigation projects.

o   POWER SERVICE SECTOR

Power  Service  promotes  the  service  activities  relating  to the Power Turbo
Systems Sector and the Power Environment Sector and services to customers in all geographic markets.  The Segment supplies the following products and services:

-   portfolio of services from spare parts and field  services to full operation and maintenance packages;
-   refurbishment and modernisation of existing plants;
-   technical consultancy services;
-   tailor-made services and "value packages"  (integrated solutions designed to
    achieve  improved  plant   availability  and  reliability;   improved  plant
    efficiency and capacity;  lower production costs and enhanced  environmental compatability); and
-   new service product development.

o   TRANSPORT SECTOR

Transport   offers   equipment,   systems,   and   customer   support  for  rail
transportation  including passenger trains,  locomotives,  signalling equipment, rail components and service;

o   MARINE SECTOR

Marine designs and manufactures cruise and other speciality ships.

o   TRANSMISSION & DISTRIBUTION SECTOR

The Transmission & Distribution Sector offers equipment and customer support for the transmission and distribution of electrical energy.

In early January 2004,  the closing of the sale of the T&D Sector was announced.
T&D  Sector  ceased  to be  consolidated  with  effect  from 31  December  2003, excluding  insignificant  businesses that are still part of the Group's scope at
31 March 2004.

o   POWER CONVERSION

Power Conversion  provides  solutions for  manufacturing  processes and supplies high-performance products including motors,  generators,  propulsion systems for
Marine and drives for a variety of industrial applications.

The  composition  of the Sectors may vary slightly from time to time. As part of any change in the composition of its sectors,  Group  management may also modify the  manner in which it  evaluates  and  measures  profitability.  It  evaluates internally their performance on Operating income and Free Cash Flow.

Some units,  not  material  to the sector  presentation,  have been  transferred between  sectors.  The revised  segment  composition has not been reflected on a retroactive basis as the Group determined it was not practicable to do so.

ORDERS RECEIVED                                           YEAR ENDED 31 MARCH
                                          ----------------------------------------------------
                                              2002               2003                2004
                                          -------------    ---------------     ---------------
                                                            (IN € MILLION)
Power Environment                              n/a                   2,583            2,644
Power Turbo Systems                            n/a                   1,821            2,463
Power Service                                  n/a                   2,934            3,023
Power Industrial Turbines  (1)                 n/a                   1,265              320
                                                                     8,603            8,450
---------------------------------------   -------------    ---------------     ---------------
Total Power                                      11,033
Transport                                         6,154              6,412            4,709
Marine                                              462                163              381
Transmission & Distribution (2)                   3,210              3,198            2,231
Power Conversion                                    667                533              434
Contracting  (3)                                    909                  -                -
Corporate & others (4)                              251                214              295
                                          -------------    ---------------     ---------------
TOTAL                                            22,686             19,123           16,500
                                          =============    ===============     ===============

SALES                                                     YEAR ENDED 31 MARCH
                                          ----------------------------------------------------
                                              2002               2003                2004
                                          -------------    ---------------     ---------------
                                                            (IN € MILLION)
Power Environment                              n/a                   3,098            2,678
Power Turbo Systems                            n/a                   3,857            2,381
Power Service                                  n/a                   2,678            2,747
Power Industrial Turbines  (1)                 n/a                   1,268              210
---------------------------------------   -------------    ---------------     ---------------
Total Power                                      12,976             10,901            8,016
                                                  4,413              5,072            4,862
Transport
Marine                                            1,240              1,568              997
Transmission & Distribution (2)                   3,164              3,082            2,073
Power Conversion                                    650                523              499
Contracting (3)                                     759                  -                -
Corporate & others (4)                              251                205              241
                                          -------------    ---------------     ---------------
TOTAL                                            23,453             21,351           16,688
                                          =============    ===============     ===============

OPERATING INCOME                                          YEAR ENDED 31 MARCH
                                          ----------------------------------------------------
                                              2002               2003                2004
                                          -------------    ---------------     ---------------
                                                            (IN € MILLION)
Power Environment                              n/a                     224            (7)
Power Turbo Systems                            n/a                  (1,399)         (246)
Power Service                                  n/a                     403           417
Power Industrial Turbines  (1)                 n/a                      82            14
----------------------------------------  -------------    ---------------     ---------------
Total Power                                         572               (690)           178
Transport                                           101                (24)            64
Marine                                               47                 24            (19)
Transmission & Distribution (2)                     203                212            121
Power Conversion                                     23                 15             15
Contracting (3)                                      30                  -              -
Corporate & others (4)                              (35)               (44)           (59)
                                          -------------    ---------------     ---------------
TOTAL                                               941               (507)           300
                                          =============    ===============     ===============

EBIT                                                      YEAR ENDED 31 MARCH
                                          ----------------------------------------------------
                                              2002               2003                2004
                                          -------------    ---------------     ---------------
                                                            (IN € MILLION)
Power Environment                              n/a                     107           (180)
Power Turbo Systems                            n/a                  (1,527)          (461)
Power Service                                  n/a                     304            227
Power Industrial Turbines  (1)                 n/a                      53              7
---------------------------------------   -------------    ---------------     ---------------
Total Power                                         271             (1,063)          (407)
Transport                                            83               (113)          (189)
Marine                                               32                 12            (40)
Transmission & Distribution (2)                     140                103             36
Power Conversion                                    (18)               (22)           (19)
Contracting (3)                                      28                  -              -
Corporate & others (4)                             (49)                (46)          (252)
                                          -------------    ---------------     ---------------
TOTAL                                               487             (1,129)          (871)
                                          =============    ===============     ===============

CAPITAL EMPLOYED (*)                                      YEAR ENDED 31 MARCH
                                          ----------------------------------------------------
                                              2002               2003                2004
                                          -------------    ---------------     ---------------
                                                            (IN € MILLION)
Power Environment                              n/a                n/a                  733
Power Turbo Systems                            n/a                n/a              (1,232)
Power Service                                  n/a                n/a                1,921
Power Industrial Turbines  (1)                 n/a                n/a                    -
----------------------------------------  -------------    ---------------     ---------------
Total Power                                       3,012              2,383           1,422
Transport                                         1,041                738             360
Marine                                              100               (343)          (580)
Transmission & Distribution (2)                   1,044                963               -
Power Conversion                                      -                  -              25
Corporate & others (4)                            1,491              1,208           1,333
                                          -------------    ---------------     ---------------
TOTAL                                             6,688              4,949           2,560
                                          =============    ===============     ===============
(*) Capital  employed  is  defined  as the  closing  position  of the  total  of tangible,  intangible and other fixed assets net, current assets  (excluding net amount of securitisation of existing  receivables) less current  liabilities and provisions for risks and charges.

(1) Disposed  of in a two step  process  in April  2003 and  August  2003.
(2) Disposed of in January 2004.
(3) Disposed of in July 2001.
(4) Corporate & others  include all units  accounting for Corporate  costs,  the
International Network and the overseas entities in Australia, New Zealand, South
Africa (before disposal) and India, that are not allocated to Sectors.

B) GEOGRAPHIC DATA

SALES BY COUNTRY OF DESTINATION               YEAR ENDED 31 MARCH
                                   ------------------------------------------
                                     2002             2003             2004
                                   --------         --------         --------
                                                (IN € MILLION)
Europe                               9,313            9,219            8,002
North America                        6,255            4,719            3,001
South & Central America              1,439            1,534              857
Asia / Pacific                       4,521            3,727            3,401
Middle East / Africa                 1,925            2,152            1,427
                                   --------         --------         --------
TOTAL                               23,453           21,351           16,688
                                   ========         ========         ========

SALES BY COUNTRY OF ORIGIN                    YEAR ENDED 31 MARCH
                                   ------------------------------------------
                                     2002             2003             2004
                                   --------         --------         --------
                                                (IN € MILLION)
Europe                              14,755           14,762           12,204
North America                        5,623            3,935            2,519
South & Central America                683              601              415
Asia / Pacific (*)                   2,050            1,833            1,416
Middle East / Africa (*)               342              220              134
                                   --------         --------         --------
TOTAL                               23,453           21,351           16,688
                                   ========         ========         ========
(*) India and Pakistan,  included in Middle East at 31 March 2002,  are included in Asia / Pacific  since  April  2002.  The  figures  at 31 March 2002 have been restated accordingly.

Net  sales of € 3,258  million  (13.9%),  € 3,300  million  (15.5%)  and € 2,650 million  (15.9%) in the years ended 31 March 2002,  2003 and 2004  respectively, are obtained from a group of state owned companies,  independently  managed, the largest of which  represented  2.4%,  4.2% and 3.9% in the years  ended 31 March
2002, 2003 and 2004 respectively.

No client represented more than 10% of net sales in any of the three years.

NOTE 27 - OFF BALANCE SHEET COMMITMENTS AND OTHER OBLIGATIONS

A)  OFF BALANCE SHEET COMMITMENTS

                                                           AT 31 MARCH
                                                   ----------------------------
                                                    2002       2003       2004
                                                   ------     ------     ------
                                                          (IN € MILLION)
Guarantees related to contracts (1)                11,451      9,465      8,169
Guarantees related to Vendor financing (2)            932        749        640
Discounted notes receivable                            18         11          6
Commitments to purchase fixed assets                    8          7          -
Other guarantees                                       58         94         43
                                                   ------     ------     ------
TOTAL                                              12,467     10,326      8,858
                                                   ======     ======     ======

(1) GUARANTEES RELATED TO CONTRACTS

In accordance with industry  practice  guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees  can, in the normal course,  extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may
include  guarantees  on  project   completion,   of  contract  specific  defined
performance criteria or plant availability.

The guarantees  are provided by banks or surety  companies by way of performance bonds,  surety bonds and letters of credit and are normally for defined  amounts and periods.

The Group provides a counter indemnity to the bank or surety company.

The  projects  for which the  guarantees  are given are  regularly  reviewed  by management  and when it becomes  probable that payments  pursuant to performance guarantees will be required to be made accruals are recorded in the Consolidated
Financial Statement at that time.

Guarantees given by parent or group companies  relating to liabilities  included in the consolidated accounts are not included.

In September 2003, the Group entered into a revised financing agreement with its banks and the French Republic. This agreement included a new bonding facility of
€ 3,500 million, 65% of which was counter guaranteed by the French Republic.
On the basis of current management estimates,  this bonding facility is expected to be fully used during the summer 2004.
The Group is currently  negotiating with its main banks for an extension of this bonding facility in order to be able to provide  contract related  guarantees to its customers.

(2) VENDOR FINANCING

The Group has provided  financial support,  referred to as vendor financing,  to financial  institutions  and  granted  financing  to certain  purchasers  of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment.  The total "vendor  financing" was € 1, 493 million,  € 1,259 million and € 969 million at 31 March 2002,2003 and 2004, respectively.

The table below sets forth the breakdown of the outstanding  vendor financing by
Sector at 31 March 2003 and 31 March 2004 :

                                         AT 31 MARCH 2003                     AT 31 MARCH 2004
                                 --------------------------------    ---------------------------------
                                                                      BALANCE
                                 BALANCE     OFF BALANCE               SHEET    OFF BALANCE
                                 SHEET (1)    SHEET(2)     TOTAL     (1) & (3)   SHEET (2)      TOTAL
                                 ---------   -----------  -------    ---------  -----------    -------
                                                           (IN € MILLION)
MARINE                              510          423         933         329         314          643
  CRUISEINVEST/ RENAISSANCE         261          107         368         240          83          323
  FESTIVAL                           26          208         234          41         144          185
  OTHERS                            223          108         331          48          87          135
TRANSPORT                             -          317         317           -         321          321
  EUROPEAN METRO OPERATOR             -          257         257           -         266          266
  OTHERS                              -           60          60           -          55           55
OTHER SECTORS                         -            9           9           -           5            5
                                 ---------   -----------  -------    ---------  -----------    -------
TOTAL                               510          749       1,259         329         640          969
                                 =========   ===========  =======    =========  ===========    =======

(1) Balance sheets items are included in « other fixed assets» (Note 11)
(2) Off-balance   sheet  figures   correspond  to  the  total   guarantees   and
    commitments,  net of related cash deposits, which are shown as balance-sheet items.
(3) At 31 March 2004,  outstanding vendor financing did not include interest due and  accrued (€ 23 million)  which is not  recorded  until it is  reasonably certain to be received.

MARINE

Cruiseinvest / Renaissance

The "vendor financing" granted to Cruiseinvest  relating to Renaissance  Cruises amounted  to € 432  million,  € 368  million and € 323 million at 31 March 2002,
2003 and 2004,  respectively.  The decrease is mainly due to the appreciation of
Euro against US dollars during the fiscal years 2003 and 2004. See Note 25 (b).

Festival

The Group guarantees the financing of one special leasing entity relating to one cruise-ship for an amount of € 123 million, € 111 million and € 96 million at 31
March 2002, 2003 and 2004 respectively, and finances the entity for an amount of
€ 17 million at 31 March 2004. See Note 25 (a).

In addition,  the Group has guaranteed the financing  arrangements of two cruise ships delivered to Festival for an amount of € 93 million, € 97 million and € 48 million at 31 March 2002, 2003 and 2004 respectively,  of which € 26 million and

€ 24 million  are  supported  by a cash  deposit at 31 March 2003 and 2004.  The decrease  is due to the release by a French  state owned  company of the counter guarantee obtained from the Group on delivery of one cruise-ship.

Other

The Group finances two special leasing entities relating to two cruise-ships for an amount of € 270  million,  € 223  million  and € 48 million at 31 March 2002,
2003 and 2004  respectively.  The  maximum  amount  is of € 286  million,  € 240 million and € 49 million at 31 March 2002, 2003 and 2004, respectively. See Note
25 (a).

The Group has guaranteed the financing  arrangements  of one cruise-ship and two high speed ferries  delivered to three customers for an amount of € 108 million,
€ 91 million and € 86 million at 31 March 2002, 2003 and 2004 respectively.  The decrease is due to the appreciation of Euro against US dollars during the fiscal year 2003 and 2004

Based on current known facts and circumstances, cash flow forecasts based on the existing leasing  arrangements and on assumptions as to leases renewal and ships sales for  Cruiseinvest  and other  cruise-ships,  the Group  considers that the provision  in respect of Marine  Vendor  financing  of € 140 million at 31 March
2004 (€ 140 million at 31 March 2003 and € 144 million at 31 March 2002) remains adequate to cover the probable risk.

TRANSPORT

Guarantees  given as part of vendor  financing  arrangements in Transport Sector amount to € 416 million,  € 317 million and € 321 million at 31 March 2002, 2003 and 2004, respectively.

Included  in this  amount  are  guarantees  given  as part of a  leasing  scheme involving a major European metro operator as described in the section (b) (1) of this Note. If the metro operator  decides in year 2017 not to extend the initial period the Group has  guaranteed to the lessors that the value of the trains and associated  equipment at the option date should not be less than GBP 177 million
(€ 289 million, € 257 million and € 266 million at 31 March 2002, 2003 and 2004, respectively).

OTHER SECTORS

Other guarantees totalling € 33 million, € 9 million and € 5 million at 31 March
2002, 2003 and 2004 respectively  have been given.  There has been no default by any of the concerned entities under the underlying agreements.

B)  CAPITAL AND OPERATING LEASE OBLIGATIONS

                                      TOTAL      WITHIN 1 YEAR     1 TO 5 YEARS     OVER 5 YEARS
                                     -------     -------------     ------------     ------------
                                                         (IN € MILLION)
Long term rental (1)                     667           6                48              613
Capital leases obligation (2)            278          31                93              154
Operating leases (3)                     534          90               225              219
                                     -------     -------------     ------------     ------------
AT 31 MARCH 2003                       1,479         127               366              986
Long term rental (1)                     683          11                75              597
Capital leases obligation (2)            237          37                94              106
Operating leases (3)                     430          62               181              187
                                     -------     -------------     ------------     ------------
AT 31 MARCH 2004                       1,350         110               350              890
                                     =======     =============     ============     ============

(1) Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator,  the
Group has sold 103 trains and  associated  equipment  to two  leasing  entities.
These entities have entered into an agreement by which the Group leases back the trains and associated  equipment from the lessors for a period of 30 years.  The trains are made available for use by the metro operator for an initial period of
20 years,  extendible  at the  option  of the  operator  for a further  ten year period. The trains are being maintained and serviced by the Group.
These  commitments  are in respect of the full lease  period and are  covered by payments due to the Group from the metro operator.

If this lease was capitalised it would increase  long-term  assets and long-term debt by € 757  million,  € 667 million and € 683 million at 31 March 2002,  2003 and 2004 respectively.

(2) Capital leases

If capital leases had been  capitalised,  it would have the following effects on the consolidated balance sheet :

                                                             AT 31 MARCH    AT 31 MARCH     AT 31 MARCH
                                                                2002           2003             2004
                                                             -----------    -----------     ------------
                                                                            (IN € MILLION)
Increase of long term assets (property plant and equipment)      112            212              205
Increase of long term financial debt                             119            216              200
                                                             -----------    -----------     ------------
INCREASE (DECREASE) OF SHAREHOLDER'S EQUITY                      (7)            (4)                5
                                                             ===========    ===========     ============

(3) Operating leases

A number of these operating leases have renewal  options.  Rent expense was € 87 million in the year ended 31 March 2004.

No material  commitments  are omitted in this note in  accordance  with  current accounting rules.

NOTE 28 - CONTINGENCIES

- LITIGATION

The Group is engaged in several legal proceedings, mostly contract disputes that have arisen in the normal course of business. Contract disputes, often involving claims for contract delays or additional  work, are common in the areas in which the Group operates,  particularly for large,  long-term projects. In some cases, the amounts  claimed  against the Group,  sometimes  jointly with its consortium partners, in these proceedings and disputes are significant, ranging in one case up to  approximately  € 500  million  (USD  611  million),  although  the  Group estimates  its  exposure  in this case and a number of others to be  negligible.
Some  proceedings  against  the Group are without a  specified  amount.  Amounts retained in respect of  litigation,  considered  as best  estimates  of probable liabilities  are  included  in  provisions  for risks and  charges  and  accrued contract  costs.  Actual costs  incurred may exceed the amount of provisions for litigation  because of a number of factors including the inherent  uncertainties of the outcome of litigation.

- CLAIM FROM ROYAL CARIBBEAN CRUISES LIMITED ("RCCL")

In August  2003,  RCCL and  various  RCCL  group  companies  filed a lawsuit  in
Florida,  USA against  various Rolls Royce group  companies and against  various
ALSTOM group companies  claiming  damages for a global amount of approximately €
245 million (USD 300 million) for alleged  misrepresentations  in the selling of pods, and negligence in the design and  manufacture of pods. The Group and Rolls
Royce are strongly contesting this claim.

- ASBESTOS

The Group is subject to  regulations,  including  in France,  the US and the UK,
regarding   the  control  and  removal  of   asbestos-containing   material  and
identification of potential exposure of it's employees to asbestos.  It has been the Group's  policy for many years to abandon  definitively  the use of products containing asbestos by all of it's operating units world-wide and to promote the application  of this  principle  to all of the Group's  suppliers,  including in those  countries where the use of asbestos is permitted.  In the past,  however, the Group has used and sold some products containing  asbestos,  particularly in
France in the Group's  Marine Sector and to a lesser extent in the Group's other
Sectors.

As of 30 April  2004,  in  France,  the  Group is aware of  approximately  2,090 asbestos  sickness related  declarations  accepted by the French Social Security authorities in France  concerning  the Group's  employees,  former  employees or third  parties,  arising out of the Group's  activities  in France.  All of such cases are treated under the French Social Security system which pays the medical and other costs of those who are sick and which pays a lump sum  indemnity.  Out
of  these  2,090   declarations,   the  Group  is  aware  of  approximately  207
asbestos-related  cases in France from employees or former employees.  They have instituted judicial proceedings against certain of the Group's subsidiaries with the aim of obtaining a court decision holding these  subsidiaries  liable for an inexcusable  fault  (FAUTE  INEXCUSABLE)  which  would  allow  them to  obtain a supplementary compensation above the payments made by the French Social Security funds of related medical costs. All decisions rendered as of today by the Social
Security Affairs Courts in proceedings  involving the Group's  subsidiaries have found these subsidiaries  liable on the grounds of inexcusable fault.  Decisions of the Courts of Appeal have all confirmed these findings of inexcusable  fault.
In March 2004, the French  Supreme Court (COUR DE CASSATION)  rendered its first decisions on the appeals  lodged by a subsidiary of the Group's  Marine  Sector.
The French Supreme Court has confirmed the inexcusable  fault,  but has reversed the Court of Appeal's  decisions which had ordered the Group's subsidiary to pay damages as the  damages are to be directly  compensated  by the Social  Security funds (CAISSE  PRIMAIRE  D'ASSURANCE  MALADIE).  In May 2004, the French Supreme
Court has confirmed the finding of inexcusable  fault in six decisions  rendered in relation to cases in the Group's Marine  Sector,  while  confirming  that the damages  were to be  definitively  borne by the Social  Security  funds . In the current cases within the Group's Marine Sector, the Social Security  authorities have  not in fact  attempted  to  charge  the  Group  subsidiary  the  financial consequences  of  occupational  disease,  including  those  arising  out  of the inexcusable  fault pursuant to article 2 paragraph 2 of the decree of 16 October
1995. In the Group's other Sectors, the Group estimates that most of the Group's
current   cases  will  be  governed   by  the  same   terms,   pursuant  to  the
above-mentioned decree.

The Group therefore  believes that the  above-mentioned  lawsuits in France will not have material  adverse  consequences  on the Group financial  position.  The compensation for most of the current 207 proceedings has been and is expected to continue to be borne by the general  French  Social  Security  (medical)  funds.
Based on  applicable  legislation  and current case law, the Group also believes that the financial consequences of any subrogatory action of the publicly funded
Indemnification  Fund for Asbestos Victims (FIVA),  created in 2001, in relation to  proceedings  referred to above,  will be borne by the general  French Social
Security  (medical)  funds.  The Group  also  believes  that those  cases  where compensation may not be definitively borne by the general French Social Security
(medical)  funds or by the FIVA  represent an immaterial  exposure for which the
Group has not made any provisions.

In addition to the foregoing, in the United States, as of 15 May 2004, the Group
was subject to approximately 155 asbestos-related personal injury lawsuits which have  their  origin  solely in the  Company's  purchase  of some of ABB's  power generation  business,  for which the Group is  indemnified  by ABB. The Group is also  currently  subject  to two class  action  lawsuits  in the  United  States asserting  fraudulent  conveyance claims against various ALSTOM and ABB entities in relation to  Combustion  Engineering,  Inc.  ("CE"),  for which the Group has asserted  indemnification  against ABB. CE is a United States subsidiary of ABB, and its power activities were part of the power generation business purchased by the  Group  from  ABB.  In  January  2003,  CE  filed a  "pre-packaged"  plan of reorganisation in United States bankruptcy court. This plan was confirmed by the bankruptcy court and the United States federal district court. The plan has been appealed and has not yet become  effective;  consummation of the plan is subject to certain other  conditions  specified  therein.  In addition to its protection under the ABB  indemnity,  ALSTOM  believes  that under the terms of the plan it would be protected  against pending and future personal injury asbestos  claims, or fraudulent conveyance claims, arising out of the past operations of CE.

As  of  15  May  2004,  the  Group  was  subject  to   approximately   32  other
asbestos-related  personal  injury  lawsuits  in  the  United  States  involving approximately  507 claimants  that, in whole or in part,  assert claims  against
ALSTOM  which  are not  related  to  ALSTOM's  purchase  of some of ABB's  power generation  business  or as to which  the  complaint  does not  provide  details sufficient to permit the Group to determine  whether the ABB indemnity  applies.
Most of these lawsuits are in the preliminary  stages of the litigation  process and they each involve multiple defendants. The allegations in these lawsuits are often very  general  and  difficult  to evaluate  at  preliminary  stages in the litigation  process.  In those cases where ALSTOM's defence has not been assumed by a third party and meaningful  evaluation is  practicable,  the Group believes that it has valid defences and, with respect to a number of lawsuits,  the Group is asserting rights to indemnification against a third party.

The Group has not in recent years  suffered any adverse  judgement,  or made any settlement payment, in respect of any US personal injury asbestos claim. Between
31 October  2002 and 15 May 2004, a total of 171 cases  involving  approximately
17,724 claimants were  voluntarily  dismissed by plaintiffs,  typically  without prejudice (which is to say the plaintiffs may refile these cases in the future).

For purposes of the foregoing  discussion of U.S.  asbestos-related  cases,  the
Group  considers  a claim to have been  dismissed,  and to no longer be  pending against it, if the  plaintiffs'  attorneys have executed a notice or stipulation of dismissal or non-suit, or other similar document.

The Group is also subject to  asbestos-related or other employee personal injury related claims in other countries, including in the UK. As of 31 March 2004, the
Group is subject to approximately  150 asbestos related claims currently ongoing in the UK. The Group retains  provisions of €3 million in relation to these claims.

While the outcome of the existing-asbestos-related  cases described above is not predictable,  the Group  believes  that  those  cases  will not have a  material adverse  effect on it's  financial  condition.  The Group can give no assurances that asbestos-related  cases against it will not grow in number or that those it has at  present,  or may face in the  future,  may not have a  material  adverse impact on it's financial condition.

- PRODUCT LIABILITY

The Group designs,  manufactures, and sells several products of large individual value  that are  used in major  infrastructure  projects.  In this  environment, product-related  defects have the potential to create  liabilities that could be material.  If potential  product  defects become known,  a technical  assessment occurs whereby products of the affected type are quantified and studied.  If the results of the study indicate that a product  liability  exists,  provisions are recorded.  The Group  believes  that it has made  adequate  provisions  to cover currently known product-related liabilities, and regularly revises its estimates using  currently  available  information.  Neither  the  Group  nor  any  of its businesses  are aware of  product-related  liabilities,  which would  exceed the amounts already  recognised and believes it has provided  sufficient  amounts to satisfy its litigation,  environmental and product liability  obligations to the extent they can be estimated.

- SEC INVESTIGATION

The SEC is  conducting a formal  investigation,  and the Group has conducted its own internal review, into certain matters relating to ALSTOM Transportation Inc.
("ATI"),  one of the Group's  subsidiaries.  These actions  followed  receipt of anonymous letters alleging accounting  improprieties on a railcar contract being executed at ATI's New York facility.  Following  receipt of these  letters,  the
United States Federal Bureau of Investigation (the "FBI") also began an informal inquiry.  The Group has fully cooperated with the SEC and the FBI in this matter and  intends  to  continue  to do so.  The Group  believes  the FBI  inquiry  is currently dormant.

- AMF INVESTIGATION

Senior  officials of the Group have been interviewed by inspectors of the French
Autorite  des  Marches  Financiers  (the  "AMF")  in  connection  with the AMF's investigation  regarding  public  disclosures  by the Group and  trading  of the
Group's shares since 31 December 2001.  ALSTOM is cooperating fully with the AMF in these inquiries.

- UNITED STATES PUTATIVE CLASS ACTION LAWSUITS

ALSTOM, certain of its subsidiary and certain of its current and former officers and  directors,  have been named as  defendants  by  shareholders  in the United
States in a number of putative shareholder class action lawsuits filed on behalf of various  alleged  classes of  purchasers of American  Depositary  Receipts or other ALSTOM securities  between various dates beginning as of 17 November 1998.
These lawsuits which are now consolidated into one proceeding before the Federal
District Court of the Southern District of New York seek to allege violations of
United States federal securities laws,  specifically Sections 10(b) and 20(a) of the  Securities  Exchange  Act  of  1934,  as  amended,  and  Section  11 of the
Securities  Act of 1933, as amended,  on the basis of various  allegations  that there were untrue  statements  of  materials  facts,  and/or  omissions to state material facts necessary to make the statements made not misleading,  in various
ALSTOM public communications  regarding our business,  operations and prospects, causing the  putative  classes to purchase  ALSTOM  securities  at  artificially
inflated  prices.  The  plaintiffs  seek,  among  other  things,   class  action
certification,  compensatory  damages in an unspecified  amount, and an award of costs and expenses, including counsel fees.

- ENVIRONMENTAL, HEALTH AND SAFETY

The Group is subject to a broad range of  environmental  laws and regulations in each of the  jurisdictions  in which it  operates.  These  laws and  regulations impose increasingly  stringent  environmental  protection  standards  regarding, among other things, air emissions,  wastewater discharges,  the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental  contamination.  These  standards  expose the Group to the risk of
substantial   environmental   costs  and  liabilities,   including   liabilities
associated   with  divested  assets  and  past   activities.   In  most  of  the
jurisdictions in which operations take place,  industrial activities are subject to obtaining permits, licenses or/and authorisations,  or to prior notification.
Most facilities must comply with these permits,  licenses or authorisations  and are subject to regular administrative inspections.

Significant  amounts are  invested to ensure that  activities  are  conducted in order to reduce the risks of impacting the environment and capital  expenditures are regularly incurred in connection with environmental compliance requirements.
Although involved in the remediation of contamination of certain  properties and other sites,  the Group believes that its facilities are in compliance  with its
operating   permits  and  that  operations  are  generally  in  compliance  with environmental laws and regulations.

The outcome of  environmental  matters  cannot be predicted  with  certainty and there  can be no  assurance  that the  amounts  provided  will be  adequate.  In
addition,  future  developments,   such  as  changes  in  law  or  environmental

conditions,  could result in increased  environmental costs and liabilities that could  have  a  material  effect  on  the  financial  condition  or  results  of operations.  To date, no significant liability has been asserted against us, and compliance with  environmental  regulations has not had a material effect on the results of operations.

- CLAIMS RELATING TO DISPOSALS

From time to time the Group disposes of certain businesses or business segments.
As is usual certain acquirers make claims against the Group as a result of price adjustment  mechanisms generally foreseen in the sale agreements.  The Group has received  certain  demands from the acquirer  following  the disposal of the T&D
Sector. Areva informed the Group on 11 May 2004 of an investigation commenced by the European  Commission with respect to alleged  anti-competitive  arrangements among suppliers of gas-insulated switch gears,  including the T&D Sector sold to
Areva.  It is not possible to estimate the amount of any potential  liability of the Group with respect to this  investigation,  which is at an early stage.  The
Group  considers that there are no claims or demands  outstanding and unprovided that are capable of estimation  and likely to have a material  adverse impact on the consolidated financial statements.

NOTE 29 - MARKET RELATED EXPOSURES

(A) CURRENCY RISK

Due to the  international  nature of its activities,  numerous cash flows of the
Group are  denominated  in  foreign  currencies.  The Group  acquires  financial instruments  with off balance sheet risk solely to hedge such exposure on either anticipated  transactions or firm  commitments.  The only  instruments  used are exchange rate guarantees  obtained through export insurance  companies,  forward exchange contracts and options.

The Group may not, in specific circumstances,  and as an exception to the policy described  above,  fully hedge certain  identified  exposures or anticipate  the forthcoming risks on its operating transactions with management approval.

With respect to anticipated transactions:

o   During the tender  period,  depending on the  probability  of obtaining  the project and market  conditions,  the Group generally hedges a portion of its tenders using  options or export  insurance  contracts  when  possible.  The guarantees  granted by these contract become firm if and when the underlying tender is accepted.

o   Once the contract is signed,  forward  exchange  contracts or currency swaps are used to adjust the hedging  position to the actual  exposure  during the life  of the  contract  (either  as the  only  hedging  instruments  or as a complement to existing export insurance contracts).

(B) INTEREST RATE RISK

The Group does not have a dynamic interest rate risk management policy. However, it may enter into  transactions  in order to hedge its  interest  rate risk on a case by case basis according to market  opportunities,  under the supervision of the Executive Committee.

                                                    AT 31 MARCH
                                                       2004          ‹ 1 YEAR        1 - 5 YEARS       › 5 YEARS
                                                    -----------      ---------       ------------      ----------
                                                                            (IN € MILLION)
Financial assets at floating rate                      1,864           1,636                72             156
Financial assets at fixed rate                           371             101                -              270
Financial assets not bearing interests                    91               7                34              50
                                                    -----------      ---------       ------------      ----------
FINANCIAL ASSETS                                       2,326           1,744               106             476

Financial debt at floating rate                       (3,316)           (511)           (2,605)           (200)
Financial debt at fixed rate                          (1,056)            (32)             (708)           (316)
                                                    -----------      ---------       ------------      ----------
FINANCIAL DEBT                                        (4,372)           (543)           (3,313)           (516)

Net position at floating rate before hedging          (1,452)          1,125            (2,533)            (44)
Net position at fixed rate before hedging               (685)             69              (708)            (46)
                                                    -----------      ---------       ------------      ----------
NET POSITION BEFORE HEDGING                           (2,137)          1,194            (3,241)            (90)

Swap fixed to variable                                   320               -               320               -
                                                                                                             -
Net position at floating rate after hedging           (1,772)          1,125            (2,853)            (44)
Net position at fixed rate after hedging                (365)             69              (388)            (46)
                                                    -----------      ---------       ------------      ----------
NET POSITION AFTER HEDGING                            (2,137)          1,194            (3,241)            (90)

The net short term loan  position at floating  rate after  hedging  amounts to €
1,125  million.  A 100 bps increase in the market rates would have decreased the net  interest  expense by € 11 million,  representing  4.1% of the net  interest expense for the year ended 31 March 2004.

(C) NOMINAL AND FAIR VALUE OF FINANCIAL INSTRUMENTS OUTSTANDING AT YEAR-END

NOMINAL VALUE OF FINANCIAL INSTRUMENTS
                                                                         AT 31 MARCH 2004
                                                 -----------------------------------------------------------------
                                                                             REMAINING                  AVERAGE
                                                                               TERM                    FIXED RATE
                                                  TOTAL        ‹ 1 YEAR      1-5 YEARS     › 5 YEARS       (*)
                                                 --------      --------      ---------     ---------   -----------
                                                                         (IN € MILLION)
INTEREST RATE INSTRUMENTS:
Interest rate swaps - receive fixed (1)              374           21          353             -           5.1%
FOREIGN EXCHANGE INSTRUMENTS:
Currency swaps - currencies purchased (2)          2,728        2,705           23             -
Currency swaps - currencies sold (2)               4,708        4,511          197             -
Forward contracts - currencies purchased             922          691          231             -
Forward contracts - currencies sold                2,477        2,028          449             -
Insurance contracts - currencies purchased             -            -            -             -
Insurance contracts - currencies sold                161          148           13             -
Currency options - purchased                         557          557            -             -
Currency options - sold                              522          522            -             -

(1) At 31 March 2004, the outstanding interest rate swaps mainly relate to € 320 million receiving fixed rates hedging a portion of the € 650 million bond issue.

(2) the currency swaps include four swaps, two swaps -- currency purchased for a notional amount of € 1,200 million and two swaps -- currency sold for a notional amount of € 1,200  million , whose  final  pay-off  are also  related to Group's share price.  As a whole,  these swaps do not create any  currency  position and their future potential losses are capped.

                                                                         AT 31 MARCH 2003
                                                 -----------------------------------------------------------------
                                                                             REMAINING                  AVERAGE
                                                                               TERM                    FIXED RATE
                                                  TOTAL        ‹ 1 YEAR      1-5 YEARS     › 5 YEARS       (*)
                                                 --------      --------      ---------     ---------   -----------
                                                                         (IN € MILLION)
INTEREST RATE INSTRUMENTS:
Interest rate swaps - receive fixed (1)             649            248          401             -         4.4%
FOREIGN EXCHANGE INSTRUMENTS:
Currency swaps - currencies purchased (1)         2,906          1,658        1,249             -
Currency swaps - currencies sold (1)              6,898          4,867        2,031             -
Forward contracts - currencies purchased            798            584          214             -
Forward contracts - currencies sold               2,708          1,646          895           168
Insurance contracts - currencies purchased           96             78           18             -
Insurance contracts - currencies sold                 -              -            -             -
Currency options - purchased                        591            568          23              -
Currency options - sold                             564            544           20             -
(*) FLOATING RATES ARE GENERALLY BASED ON EURIBOR/LIBOR.

(1) At 31 March 2003, the main interest rate swaps outstanding are :
-   € 353 million  receiving fixed rates, € 320 million hedging a portion of the
    € 650 million bond issue and € 33 million hedging a bilateral loan.
-   € 33 million  receiving  fixed rates with an effective  starting  date at 20
    January 2004.
-   € 200 million  receiving  fixed rates to optimise  the short term  liquidity management.

(2) the currency swaps include four swaps, two swaps - currency  purchased for a notional  amount of €  1,200  million  and two swaps - currency  sold for a notional  amount of € 1,200  million , whose final pay-off are also related to Group's  share  price.  As a whole,  these  swaps do not create any  currency position and their future potential losses are capped.

                                                                         AT 31 MARCH 2002
                                                 -----------------------------------------------------------------
                                                                             REMAINING                  AVERAGE
                                                                               TERM                    FIXED RATE
                                                  TOTAL        ‹ 1 YEAR      1-5 YEARS     › 5 YEARS       (*)
                                                 --------      --------      ---------     ---------   -----------
                                                                         (IN € MILLION)
INTEREST RATE INSTRUMENTS:
Interest rate swaps - receive fixed                 546             30           449           67          5.3%
Cap                                                   2              -             -            2
FOREIGN EXCHANGE INSTRUMENTS:
Currency swaps - currencies purchased             1,581          1,550            31            -
Currency swaps - currencies sold                  7,143          6,243           898            2
Forward contracts - currencies purchased            971            856           115            -
Forward contracts - currencies sold               5,172          3,443         1,521          208
Insurance contracts - currencies purchased            -              -             -            -
Insurance contracts - currencies sold               227            184            43            -
Currency options - purchased                        854            854            -             -
Currency options - sold                             547            547             -            -
(*) FLOATING RATES ARE GENERALLY BASED ON EURIBOR/LIBOR.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Publicly  traded equity and marketable  debt  securities are disclosed at market prices. The fair values of all financial  instruments other than specified items such as lease contracts,  controlled  businesses and Equity method investees and other  investments  and  employers'  pension and benefit  obligations  have been estimated  using various  valuation  techniques,  including the present value of future cash flows.  However,  methods and assumptions  followed to disclose data presented  herein are  inherently  judgmental and involve  various  limitations, including the following:

-   Fair values presented do not take into  consideration  the effects of future interest rate and currency fluctuations,

-   Estimates as at 31 March 2004 are not necessarily  indicative of the amounts that  the  Group  would  record  upon  further  disposal/termination  of the financial instrument.

The use of  different  estimations,  methodologies  and  assumptions  may have a material effect on the estimated fair value amounts.  The methodologies used are as follows:

LONG TERM LOANS, RETENTIONS, DEPOSITS AND OTHER FIXED ASSETS

The fair values of these  financial  instruments  were  determined by estimating future cash flows on an  item-by-item  basis and  discounting  these future cash flows using a risk free rate (Government bond yield).

CASH AND CASH EQUIVALENTS , BANK OVERDRAFTS, SHORT-TERM BORROWINGS,

The carrying  amounts  reflected in the consolidated  balance sheet  approximate fair value due to the short-term nature of the instruments.

LONG-TERM DEBT

The fair value of the long term debt was  determined by  estimating  future cash flows on an item-by-item basis and discounting these future cash flows using the market price when it relates to publicly traded instruments.

INTEREST RATE SWAPS, CURRENCY SWAPS,  OPTIONS, AND FORWARD EXCHANGE CONTRACTS

The fair value of these instruments is the estimated amount that the Group would receive or pay to settle the  related  agreements,  valued upon  relevant  yield curves and foreign exchange rates as of, 31 March 2002, 2003 and 2004.

The fair value of forward  exchange  contracts  was  computed  by  applying  the difference between the contract rate and the market forward rate at closing date to the nominal amount.

Export insurance  contracts related to tenders are insurance  contracts that are not marked to market. Export insurance contracts that hedge firm commitments are considered as acting as derivatives and were marked to market for the purpose of the disclosure.

The fair value of financial instruments outstanding is analysed as follows:

                                                  AT 31 MARCH 2002       AT 31 MARCH 2003        AT 31 MARCH 2004
                                                -------------------     -------------------    -------------------
                                                CARRYING      FAIR      CARRYING     FAIR      CARRYING     FAIR
                                                 VALUE       VALUE       VALUE       VALUE      VALUE       VALUE
                                                --------    -------     --------    -------    --------    -------
                                                                          (IN € MILLION)
BALANCE SHEET
ASSETS
   Long term loans, deposits and retentions        778         750         814         701         798        782
   Other fixed assets                               79          79          83          83          62         62
   Short-term investments                          331         333         142         143          39         39
   Cash & cash equivalents                       1,905       1,905       1,628       1,628       1,427      1,427
LIABILITIES
   Financial debt                                6,035       5,948       6,331       5,909       4,372      4,310
OFF BALANCE SHEET
Interest rate instruments:
Interest rate swaps - receive fixed                  -           5           -          39          -          18
Foreign exchange instruments
   Currency swaps - currencies purchased             -          16           -        (178)        -         (127)
   Currency swaps - currencies sold                  -         (70)          -         257         -          121
   Forward contracts - currencies purchased          -          38           -         (30)        -          (58)
   Forward contracts - currencies sold               -        (197)          -          87         -           94
   Insurance contracts - currencies purchased        -           -           -          (6)        -            -
   Insurance contracts - currencies sold             -           2           -           -         -           (5)
   Currency option contracts - purchased             -           8           -          37         -           19
   Currency option contracts - sold                  -         (13)          -          (7)        -           (4)

The increase in fair value of forward  contracts  and currency  swaps  (currency sold) and the decrease in fair value of forward  contracts  and  currency  swaps
(currency  purchased)  during the fiscal  years ending 31 March 2003 and 2004 is mainly due to the appreciation of the Euro against the US Dollar.

(D) CREDIT RISK

The Group hedges up to 90% of the credit risk on certain  contracts using export credit insurance contracts.  The Group believes the risk of counterparty failure to perform as contracted,  which could have a significant  impact on the Group's financial  statements or results of operations,  is limited due to the generally high credit rating of the counterparties.

(E) LIQUIDITY RISK

The  analysis by maturity  and  interest  rate of the Group's debt is set out in
Note 22 (b). Details of short-term liquidity are set out below.

After the  implementation  of the financing  package  renegotiated  in September
2003, the Group's available liquidity for the coming year is as follows:

                                                                               AT 31 MARCH
(IN € MILLION )                                                                    2004
                                                                               -----------
Available credit lines (see Note 22 (a)) (1)                                        783
Cash equivalents available at parent Company level   (2)                            532
Cash equivalents and Short Term investments at subsidiary level   (2)               934
                                                                               -----------
AVAILABLE LIQUIDITY                                                               2,249
Financial debt to be reimbursed within one year (see Note 22) (3)                 (278)
Available credit line to be reimbursed within one year                            (420)

AVAILABLE LIQUIDITY  FOR THE COMING YEAR                                          1,551
                                                                               ===========
(1) including €420 million of commercial paper available until January 2005.
(2) See Notes 17 & 18
(3) The  reimbursement of  securitisation  of future  receivables is excluded as this occurs only when amounts are received from customers.

The Group's lines of credit as well as certain of its other financing agreements contain covenants  requiring it to maintain  compliance with financial covenants as disclosed in Note 22.

In addition,  most of the financing  agreement and  outstanding  debt securities include  cross-default  and  cross-acceleration  provisions  pursuant to which a payment default, an acceleration, or a failure to respect financial covenants or other undertakings,  may result in the acceleration of all or a significant part of the Group's debt and may consequently prevent it from drawing upon its credit lines.

On the basis of the Consolidated  Financial  Statements as of 31 March 2004, the
Group would have failed to comply with the financial covenants "Consolidated net worth" and "EBITDA" described in Note 22. In late April 2004, the Group obtained an agreement from its lenders to suspend these covenants until 30 September 2004 and expects to negotiate new financial covenants before this date.

The Group's ability to maintain  financing depends on its ability to renegotiate covenants

NOTE 30 - PAYROLL, STAFF, EMPLOYEE PROFIT SHARING AND STOCK OPTIONS

                                                                YEAR ENDED 31 MARCH
                                                      ---------------------------------------
(IN € MILLION EXCEPT NUMBER OF EMPLOYEES)               2002           2003            2004
                                                      --------       --------        --------
Total wages and salaries                                4,499          3,919           3,274
    Of which executive officers (*)                         5             5               5
Social security payments and other benefits             1,236          1,032             866
Employee profit sharing                                     5             18              16
Staff of consolidated companies at year-end
    Managers, Engineers and professionals              38,087         35,983          23,885
    Other employee                                     80,908         73,688          52,926
                                                      --------       --------        --------
APPROXIMATE NUMBER OF EMPLOYEES                       118,995        109,671          76,811
                                                      ========       ========        ========
(*) executive officers at closing.

STOCK OPTIONS

Main characteristics of Group's stock options plans are as follows :

                                                      PLAN NO. 3           PLAN NO. 5          PLAN NO. 6
                                                 ------------------   -------------------  -------------------

DATE OF SHAREHOLDERS' MEETING                       24 July 2001        24 July 2001        24 July 2001

CREATION DATE                                       24 July 2001       8 January 2002       7 January 2003

EXERCISE PRICE (1)                                     €33.00               €13.09               €6.00

ADJUSTED EXERCISE PRICE (2)                            €25.72               €10.21               €4.84

BEGINNING OF EXERCISE PERIOD                        24 July 2002       8 January 2003         7 January 2004

EXPIRATION DATE                                     23 July 2009       7 January 2010         6 January 2011

NUMBER OF BENEFICIARIES                                1,703                1,653                   5

TOTAL NUMBER OF OPTIONS ORIGINALLY GRANTED           4,200,000            4,200,000             1,220,000

TOTAL NUMBER OF OPTIONS EXERCISED                         0                    0                     0

TOTAL NUMBER OF OPTIONS CANCELLED SINCE THE            731,800              653,600                  0
ORIGIN

ADJUSTED NUMBER OF REMAINING OPTIONS AS OF            4,449,662            4,546,578             1,512,397
31 MARCH 2004 (2)

ADJUSTED NUMBER OF SHARES THAT MAY BE                  83,399               121,800             1,487,605
SUBSCRIBED BY MEMBERS OF THE EXECUTIVE
COMMITTEE (2)

TERMS AND CONDITIONS OF EXERCISE                 - 1/3 of options     - 1/3 of options      - 1/3 of options
                                                  exercisable as       exercisable as from   exercisable as from
                                                  from 24 July 2002    8 January 2003        7 January 2004
                                                 - 2/3 of options     - 2/3 of options      - 2/3 of options
                                                  exercisable as       exercisable as        exercisable as
                                                  from 24 July 2003    from 8 January        from 7 January
                                                 - all options         2004                  2005
                                                 exercisable as       - all options         - all options
                                                 from 24 July 2004.   exercisable as        exercisable as
                                                                      from 8 January        from 7 January
                                                                      2005.                 2006.

(1)Subscription  price  corresponding to the average opening price of the shares during the twenty  trading days  preceding  the day on which the options were granted by the board (no discount or  surcharge)  or the nominal value of the share when the average share price is lower.
(2)Plans n°3, 5 and 6 have been adjusted in compliance with French law as a result of the completion of the operations which impacted the share capital in 2002 and 2003.

Plans n(degree)1 previously granted became void in April 2004 as a result of the non  fulfilment  of its  exercise  condition.  Therefore,  no options  have been exercised  under this plan and 2,611,663  options have been cancelled  (adjusted number).

The following is a summary of activity of the plans:

                                                                            WEIGHTED AVERAGE
                                                                                EXERCISE
                                                           SHARES           PRICE PER SHARE
                                                      ----------------      ----------------

OUTSTANDING AT 1 APRIL 2001                                6,086,500          € 29.17
    Granted                                                8,685,000          € 23.37
    Exercised                                                -                 -
    Cancelled                                               (540,400)         € 19.36
                                                      ----------------      ----------------
OUTSTANDING AT 31 MARCH 2002                              14,231,100          € 25.67
                                                      ================      ================
OUTSTANDING AT 1 APRIL 2002                               14,231,100          € 25.67
    Outstanding at 1 April 2002 adjusted                  14,726,354          € 24.81
    Granted                                                1,220,000          € 6.00
    Exercised                                                -                 -
    Cancelled                                             (4,833,091)         € 28.62
                                                      ----------------      ----------------
OUTSTANDING AT 31 MARCH 2003                              11,113,263          € 21.09
                                                      ================      ================
                                                          11,113,263          € 21.09
OUTSTANDING AT 1 APRIL 2003
    Outstanding at 1 April 2003 adjusted                  13,775,923          € 17.01
    Granted                                                  -                 -
    Exercised                                                -                 -
    Cancelled (1)                                         (3,267,286)         € 20.25
                                                      ----------------      ----------------
OUTSTANDING AT 31 MARCH 2004                              10,508,637          € 16.00
                                                      ================      ================
(1) including Plan n°1 which became void in April 2004.

NOTE 31 - POST BALANCE SHEET EVENTS

- SUSPENSION OF APPLICATION OF FINANCIAL COVENANTS

The financing  package agreed in September 2003 between the Group, its banks and the French State required the Group to respect certain  financial  covenants set out in Note 22.

On the basis of the Consolidated  Financial  Statements as of 31 March 2004, the
Group would have failed to comply with the financial covenants "Consolidated net worth" and "EBITDA".  In late April 2004,  the Group  obtained an agreement from its lenders to suspend these  covenants  until 30 September  2004 and expects to negotiate new financial covenants before this date.

- DISPOSAL OF INDUSTRIAL TURBINES BUSINESSES

In April 2004,  the disposal of the minor US businesses  of Industrial  Turbines was completed. The business will cease to be consolidated from 1 April 2004.

NOTE 32 - MAJOR COMPANIES INCLUDED IN THE SCOPE OF CONSOLIDATION

The major companies are selected according to the following criteria:
- holding companies
- sales above 50 M€
                                                                                          CONSOLIDATION
COMPANIES                                             COUNTRY           OWNERSHIP %          METHOD
---------                                             -------           -----------       -------------

ALSTOM.............................................   France                            Parent company
ALSTOM Holdings....................................   France               100.0        Full consolidation
ALSTOM Gmbh (holding)..............................   Germany              100.0        Full consolidation
ALSTOM UK Ltd  (holding)...........................   United Kingdom       100.0        Full consolidation
ALSTOM Inc (holding)...............................   United-States        100.0        Full consolidation
ALSTOM NV (holding)................................   Netherlands          100.0        Full consolidation
ALSTOM Mexico SA de CV (holding)...................   Mexico               100.0        Full consolidation
ALSTOM Espana IB (holding).........................   Spain                100.0        Full consolidation
ALSTOM (Switzerland) Ltd...........................   Switzerland          100.0        Full consolidation
ALSTOM Australia Ltd...............................   Australia            100.0        Full consolidation
ALSTOM Belgium SA .................................   Belgium              100.0        Full consolidation
ALSTOM Brasil Ltda.................................   Brazil               100.0        Full consolidation
ALSTOM Canada Inc..................................   Canada               100.0        Full consolidation
ALSTOM Controls Ltd................................   United Kingdom       100.0        Full consolidation
Alstom Export Sdn Bhd..............................   Malaysia             100.0        Full consolidation
ALSTOM Ferroviaria Spa.............................   Italy                100.0        Full consolidation
ALSTOM K.K.........................................   Japan                100.0        Full consolidation
ALSTOM LHB GmbH....................................   Germany              100.0        Full consolidation
ALSTOM Ltd ........................................   United Kingdom       100.0        Full consolidation
ALSTOM Ltd ........................................   India                100.0        Full consolidation
ALSTOM New Zealand Holdings Ltd....................   New Zealand          100.0        Full consolidation
ALSTOM Power s.r.o.................................   Czech Republic       100.0        Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd..................   Malaysia             100.0        Full consolidation
ALSTOM Power Austria AG............................   Austria              100.0        Full consolidation
ALSTOM Power Boiler GmbH...........................   Germany              100.0        Full consolidation
ALSTOM Power Centrales.............................   France               100.0        Full consolidation
ALSTOM Power Conversion GmbH.......................   Germany              100.0        Full consolidation
ALSTOM Power Conversion Inc........................   United-States        100.0        Full consolidation
ALSTOM Power Conversion SA France..................   France               100.0        Full consolidation
ALSTOM Power Energy Recovery GmbH..................   Germany              100.0        Full consolidation
ALSTOM Power Generation AG.........................   Germany              100.0        Full consolidation
ALSTOM Power Hydraulique...........................   France               100.0        Full consolidation
ALSTOM Power Hydro.................................   France               100.0        Full consolidation
ALSTOM Power Inc...................................   United States        100.0        Full consolidation
ALSTOM Power Italia Spa............................   Italy                100.0        Full consolidation
ALSTOM Power ltd...................................   Australia            100.0        Full consolidation
ALSTOM Power Mexico S.A. de C.V....................   Mexico               100.0        Full consolidation
ALSTOM Power Norway AS.............................   Norway               100.0        Full consolidation
ALSTOM Power O&M Ltd...............................   Switzerland          100.0        Full consolidation
ALSTOM Power SA....................................   Spain                100.0        Full consolidation
ALSTOM Power Service...............................   France               100.0        Full consolidation
ALSTOM Power Service Ltd...........................   United Arab Emirate  100.0        Full consolidation
ALSTOM Power Service GmbH..........................   Germany              100.0        Full consolidation
ALSTOM Power Sp Zoo................................   Poland               100.0        Full consolidation
ALSTOM Power Sweden AB.............................   Sweden               100.0        Full consolidation
ALSTOM Power Turbomachines ........................   France               100.0        Full consolidation
ALSTOM Projects India Ltd..........................   India                 68.5        Full consolidation
ALSTOM Schienenfahrzeuge AG........................   Switzerland          100.0        Full consolidation
ALSTOM Signalling Inc..............................   United States        100.0        Full consolidation
ALSTOM T&D Inc.....................................   United States        100.0        Full consolidation
ALSTOM Transport SA................................   France               100.0        Full consolidation
ALSTOM Transportation Inc..........................   United States        100.0        Full consolidation
ALSTOM Transporte SA de CV.........................   Mexico               100.0        Full consolidation

ALSTOM Transport BV................................   Netherlands          100.0        Full consolidation
ALSTOM Transporte..................................   Spain                100.0        Full consolidation
Chantiers de l'Atlantique..........................   France               100.0        Full consolidation
EUKORAIL Ltd.......................................   South Korea          100.0        Full consolidation
West Coast Traincare...............................   United Kingdom        76.0        Full consolidation

Companies included in the list of major companies at 31 March 2003 and sold during the year
ALSTOM Energietechnik GmbH.........................   Germany
ALSTOM T&D SA......................................   France
ALSTOM T&D SA de CV................................   Mexico

Companies included in the list of major companies at March 2003 for which sales are below €50 million at March 2004.
ALSTOM DDF SA......................................   France
ALSTOM Power UK Ltd................................   United Kingdom
ALSTOM Projects Taiwan Ltd.........................   Taiwan
ALSTOM Rail Ltd....................................   United Kingdom
Japan Gas Turbines K.K.............................   Japan

Companies included in the list of major companies at Match 2003 and which merged
ALSTOM Power Turbinen GmbH.........................   merged into ALSTOM Power Conversion GmbH

A list of all  consolidated  companies  is  available  upon  request at the head office of the Group.